Exhibit 2.1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "<u>Agreement</u>"), dated as of February 13, 2013, by and among Nortek, Inc., a Delaware corporation ("<u>Buyer</u>") and APX GROUP, INC., a Delaware corporation ("<u>Seller</u>").

RECITALS

A.   Seller is the sole stockholder of 2GIG TECHNOLOGIES, INC., a Delaware corporation (the "<u>Company</u>") and owns beneficially, and of record, all of the issued and outstanding shares of capital stock of the Company (the "<u>Shares</u>").

B.   The parties hereto intend that, upon the terms and subject to the conditions hereof, the Buyer will or will cause one of its Subsidiaries to purchase from Seller, and Seller will sell to the Buyer or its Subsidiary, all of the Shares.

C.   Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Buyer to enter into this Agreement, the Company entered into agreements with the Specified Executives pursuant to which the Specified Executives will continue to provide services to the Company, and to Buyer and its affiliates, following the Closing Date (the "<u>Specified Executive Agreements</u>").

D.   In consideration of the representations, warranties and covenants contained in this Agreement, the parties hereto agree as set forth in this Agreement.

E.   Capitalized terms not defined elsewhere herein have the meanings given to them in <u>Article IX</u>.

I. PURCHASE AND SALE

1.1   <u>Purchase and Sale</u>. Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer will or will cause one of its Subsidiaries to purchase and acquire from the Seller, and the Seller will sell, assign, transfer and convey to Buyer or its Subsidiary the Shares in exchange for the Purchase Price (the "<u>Sale</u>").

1.2   <u>Closing</u>. Upon the terms and subject to the conditions of this Agreement, the consummation of the Sale and other transactions contemplated by this Agreement (the "<u>Closing</u>") will take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 10:00 a.m. New York City time on the date which is three Business Days after the date on which all conditions set forth in <u>Article VI</u> have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as the parties hereto may agree. The date the Closing occurs is referred to herein as the "<u>Closing Date</u>".

II. PAYMENT OF PURCHASE PRICE

2.1 <u>Estimated Closing Statement</u>. Not less than three Business Days prior to the anticipated Closing Date, Seller will deliver to Buyer a written statement containing Seller's calculation of the Estimated Purchase Price and setting forth (i) the projected Net Working Capital of the Company and its Subsidiary as of 11:59 p.m. Mountain Time on the date immediately prior to the Closing Date (the "<u>Estimated Net Working Capital</u>") and (ii) the amount of Indebtedness of the Company and its Subsidiary estimated to be outstanding as of 11:59 p.m. Mountain Time on the date immediately prior to the Closing Date (the "<u>Estimated Indebtedness</u>") (such written statement, the "<u>Estimated Closing Statement</u>").

2.2 <u>Closing Payments</u>. At the Closing, Buyer shall pay to Seller, by wire transfer of immediately available funds to the account designated in writing by Seller, an amount equal to the Estimated Purchase Price. The "<u>Estimated Purchase Price</u>" means an amount equal to $135,000,000 (i) plus the amount, if any, by which the Estimated Net Working Capital exceeds the Target Working Capital, (ii) minus the amount, if any, by which the Estimated Net Working Capital is less than the Target Working Capital and (iii) minus the amount of Estimated Indebtedness.

2.3 <u>Purchase Price Adjustment</u>. (a) As soon as reasonably practicable following the Closing Date, and in any event within 60 calendar days thereafter, Buyer will prepare and deliver to Seller a written statement containing Buyer's calculation of (i) the Net Working Capital of the Company and its Subsidiary as of 11:59 p.m. Mountain Time on the date immediately prior to the Closing Date (the "<u>Proposed Final Net Working Capital</u>") and (ii) the amount of Indebtedness of the Company and its Subsidiary outstanding as of 11:59 p.m. Mountain Time on the date immediately prior to the Closing Date (the "<u>Proposed Final Indebtedness</u>") (such written statement, the "<u>Proposed Final Closing Statement</u>").

(b)   Following the Closing, Buyer will provide Seller and its representatives reasonable access during normal business hours upon reasonable prior notice to the records, properties, personnel and auditors of the Company and its Subsidiary to the extent relevant to the Seller's review of the Proposed Final Closing Statement, and will cause the personnel of the Company and its Subsidiary, including their respective officers, to reasonably cooperate with Seller in connection therewith.

(c)   If Seller disagrees with the calculation of any applicable amounts set forth in the Proposed Final Closing Statement, it will notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within 60 days after the delivery by Buyer of the Proposed Final Closing Statement (any such disagreements so notified in writing within such timeframe, the "<u>Specified Items</u>"). In the event that Seller does not provide such a notice of disagreement within such 60-day period, Seller will be deemed to have accepted the Proposed Final Closing Statement. In the event a notice of disagreement is timely provided with respect to the Proposed Final Closing Statement, Buyer and Seller will use commercially reasonable efforts for a period of 45 days (or such longer period as they may mutually agree) to resolve any applicable Specified Items. If, at the end of such period, they are unable to resolve any such Specified Items, then PricewaterhouseCoopers LLP (or (i) in the event Pricewaterhouse Coopers LLP is unwilling or unable to accept such engagement, Grant Thornton LLP or (ii) such other independent accounting firm of recognized national standing as may be mutually selected by Buyer and Seller) (the "<u>Accounting Firm</u>") will resolve any remaining disagreements. The Accounting Firm will determine as promptly as practicable, but in any event within 30 days of the date on which such dispute is referred to the Accounting Firm, whether the items in the Proposed Final Closing Statement subject to dispute were prepared in accordance with the standards set forth in the definitions of Net Working Capital and Indebtedness and whether and to what extent (if any) the applicable Proposed Final Closing Statement requires adjustment. The determinations of the Accounting Firm will be final, conclusive and binding on the parties hereto. The Accounting Firm will act to resolve only the Specified Items that remain unresolved at the time of the Accounting Firm's determination, and will resolve the dispute over such unresolved Specified Items based on the submissions of Buyer and Seller, without audit or discovery, and may not assign a value to any particular item that is greater than the greatest value for such item claimed by either party in dispute or less than the lowest value for such item claimed by either party in dispute, in each case as presented to the Accounting Firm. The fees and expenses of the Accounting Firm will be borne on a proportionate basis by Seller on the one hand, and by Buyer, on the other hand, by the parties based on the percentage which the portion of the contested amount not awarded to such Person bears to the amount actually contested by such Person, as finally determined by the Accounting Firm.

(d)   The Net Working Capital and Indebtedness of the Company and its Subsidiary, in each case as of 11:59 p.m. Mountain Time on the date immediately prior to the Closing Date, as finally determined pursuant to this Section 2.3, are referred to herein as the "Final Net Working Capital" and the "Final Indebtedness". The "Purchase Price" means an amount equal to $135,000,000 (i) plus the amount, if any, by which the Final Net Working Capital exceeds the Target Working Capital, (ii) minus the amount, if any, by which the Final Net Working Capital is less than the Target Working Capital and (iii) minus the amount of Final Indebtedness.

(i)   If the Purchase Price is greater than the Estimated Purchase Price, then within two Business Days after the Purchase Price has been finally determined, Buyer will pay or cause to be paid, by wire transfer of immediately available funds, to Seller, an amount equal to the Purchase Price minus the Estimated Purchase Price.

(ii)   If the Purchase Price is less than the Estimated Purchase Price, then within two Business Days after the Purchase Price has been finally determined, Seller will pay or cause to be paid, by wire transfer of immediately available funds, to Buyer, an amount equal to the Estimated Purchase Price minus the Purchase Price.

III REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the applicable section of the Disclosure Schedule, Seller represents and warrants to Buyer as follows:

3.1   Corporate Organization of the Company. Seller and the Company have each been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and have the requisite corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. Seller and the Company are each duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse

Effect on the Company. The copies of the certificate of incorporation and bylaws of the Company previously made available by the Company to Buyer are true, correct and complete.

3.2   Subsidiaries. The only Subsidiary of the Company is set forth on Schedule 3.2. The Company's Subsidiary has been incorporated or organized and is validly existing under the laws of its state of incorporation or organization and has the requisite power and authority to own or lease its properties and to conduct its business as it is now being conducted. The Company's Subsidiary is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The copies of the organizational documents of the Company's Subsidiary previously made available to Buyer are true, correct and complete.

3.3   Due Authorization. Seller has the requisite corporate power, authority and capacity to execute, deliver and perform this Agreement and each other agreement, instrument and document to be executed and delivered by Seller pursuant hereto (collectively, the "Seller Ancillary Agreements") and (subject to the approvals described below) to consummate the Transactions. No corporate proceeding on the part of Seller is necessary to authorize this Agreement. This Agreement has been, and each Seller Ancillary Agreement will upon delivery be, duly and validly executed and delivered by Seller and constitutes, or will upon such delivery constitute, a legal, valid and binding obligation of Seller, enforceable against the Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity (such exception, the "Bankruptcy Exception").

3.4   No Conflict. Subject to the receipt of the Authorizations and other requirements set forth in Section 3.5, the execution, delivery and performance of this Agreement and any Seller Ancillary Agreement by Seller and the consummation of the transactions contemplated herein provided do not and will not conflict with, result in any violation of, or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or its Subsidiary under, or result in the revocation of, in each case, with or without notice or lapse of time, or both, any provision of (a) the certificate of incorporation, bylaws or other organizational documents of the Company or its Subsidiary, (b) any Contract to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary may be bound, or (c) any Law or Authorization applicable to Seller or the Company or its Subsidiary, or any of their respective properties or assets or any Governmental Order to which Seller, the Company, its Subsidiary or any of their respective properties or assets are subject, except to the extent that, in the case of clauses (b) and (c), the occurrence of any of the foregoing would not, individually or in the aggregate, reasonably be expected to (i) materially impair the ability of Seller to enter into and perform its obligations under this Agreement or (ii) have a Material Adverse Effect on the Company.

3.5   Governmental Authorities; Consents. Assuming the accuracy of the representations and warranties of Buyer contained in this Agreement, no Authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Seller or the Company or any of its Subsidiaries with respect to Seller's execution or delivery of this Agreement or any Seller Ancillary Agreement or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act, and (b) any Authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

3.6   Capitalization of the Company; Title to the Shares. (a) The authorized capital stock of the Company consists of 1,000,000 shares of common stock par value $0.01 per share, of which 100 shares are issued and outstanding as of the date of this Agreement. All of such issued and outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws and any preemptive rights or rights of first refusal of any Person. No shares of capital stock are held by the Company as treasury shares. As of the date of this Agreement, there are no stock options or other rights to purchase the Company's stock that have been issued or are outstanding. Seller is the only holder of record of issued and outstanding shares of the Company's common stock, and Seller has good and valid title to the Shares, free and clear of all Liens (other than restrictions on transaction arising under applicable securities Laws). At and as of the Closing, Buyer will own, directly or indirectly, all of the issued and outstanding equity interests of the Company and its Subsidiary.

(b)   (i) There are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the capital stock of the Company, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of the capital stock of the Company or any other agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its capital stock, (ii) there are no voting trusts, proxies or other Contracts or understandings with respect to the voting of any shares of capital stock of the Company to which Seller or the Company is a party, (iii) there is no obligation, contingent or otherwise, of the Company to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of any other Person (other than the Company's Subsidiaries), and (iv) there are no bonds, debentures, notes or other indebtedness issued by the Company which have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company are entitled to vote.

(c)   The outstanding shares of capital stock of the Company's Subsidiary have been duly authorized and validly issued and, to the extent applicable, are fully paid and nonassessable. The Company owns of record and beneficially all the issued and outstanding shares of capital stock and, if applicable, other equity interests of such Subsidiary free and clear of any Liens, other than Permitted Liens. (i) There are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the capital stock of any such Subsidiary, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of the capital stock of any such Subsidiary or any other agreements of any kind which may obligate any such Subsidiary to issue, purchase, redeem or otherwise acquire any of its capital stock, (ii) there are no voting trusts, proxies or other Contracts or understandings with respect to the voting of any shares of capital stock of any such Subsidiary to which Seller or the Company or any of its Subsidiaries is a party, (iii) there is no obligation, contingent or otherwise, of any Subsidiary to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of any other

Person, and (iv) there are no bonds, debentures, notes or other indebtedness issued by any such Subsidiary which have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which equityholders of such Subsidiary are entitled to vote. Except for the interests in its Subsidiary set forth in <u>Schedule 3.2</u>, neither the Company nor its Subsidiary owns, directly or indirectly, any capital stock of, or other equity interest in, any Person.

     3.7   <u>Financial Statements</u>.

    (A)   <u>Schedule 3.7(a)</u> includes (i) the audited consolidated balance sheets and statements of operations, cash flows and changes in equity of the Company and its Subsidiary as of and for the 12-month periods ended December 31, 2010 and December 31, 2011, together with the auditor's reports thereon (the "<u>Audited Financial Statements</u>"), and (ii) the unaudited consolidated balance sheet and statement of operations of the Company and its Subsidiary as of and for the 12-month period ended December 31, 2012 (the "<u>Unaudited Financial Statements</u>" and together with the Audited Financial Statements, the "<u>Financial Statements</u>"). The Financial Statements for the Company present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiary as of the dates and for the periods indicated therein in conformity with GAAP, consistently applied (except as may be indicated in the notes thereto), and subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments and to the exception that the Unaudited Financial Statements of the Company do not contain footnote disclosures. The Company and its Subsidiary maintain systems of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects, including but not limited to internal accountings controls sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary to permit the preparation of financial statements of the Company in conformity with GAAP and maintain accountability for assets; and (C) the recorded accountability for assets is maintained at reasonable intervals and appropriate action is taken with respect to any differences. To the Knowledge of the Company, there has not been any fraud, whether or not material, that involves management or other employees of the Company and its Subsidiary who have a significant role in the Company's internal controls over financial reporting.

    (b)   There are no significant deficiencies (as such term is defined in Regulation S-X) in the Company's and its Subsidiary's internal controls likely to adversely affect the Company's and its Subsidiary's ability to record, process, summarize and report financial information.

    3.8   <u>Undisclosed Liabilities</u>. There are no liabilities or obligations of the Company or its Subsidiary (whether matured, unmatured, fixed or contingent or otherwise) (collectively, "<u>Liabilities</u>") of any kind other than (a) Liabilities to the extent reflected in or reserved for on the Company's most unaudited consolidated balance sheet as of December 31, 2012, or disclosed in the notes thereto, (b) Liabilities that have arisen since December 31, 2012, for the Company in the ordinary course of business of the Company and its Subsidiary consistent with past practice (none of which relates to or in the nature of a breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities incurred on behalf of the Company in connection with the Transactions, and (d) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiary.

3.9   Absence of Changes. Since December 31, 2011:

(a)   through the date of this Agreement, there has not been any Material Adverse Effect on the Company and its Subsidiary, taken as a whole;

(b)   through the date of this Agreement, except for the process giving rise to this Agreement, the Company and its Subsidiary have conducted their business and operated their properties substantially in the ordinary course of business consistent in all material respects with past practice; and

(c)   through the date of this Agreement, neither the Company nor its Subsidiary took any action that, if Section 5.1(b) had applied in such period, would have constituted a material breach thereof.

3.10   Litigation and Proceedings. There are no pending or, to the Knowledge of the Company, threatened, and since September 1, 2009 there have been no actions at law or in equity or, to the Knowledge of the Company, investigations before or by any Governmental Authority against the Company or its Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.11   Properties. Schedule 3.11 sets forth, as of the date of this Agreement, a true and complete list of all of the Company's and its Subsidiary's Owned Real Property and Leased Real Property. The tangible and intangible properties owned, leased or licensed by the Company or its Subsidiary at the Closing will constitute substantially all of the tangible or intangible properties historically used to conduct business of the Company and its Subsidiary. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) the Company or its Subsidiary has, as of the date of this Agreement, a good and valid title to a leasehold estate in each Leased Real Property, subject only to (i) Permitted Liens, (ii) Liens constituting a lease, sublease or occupancy agreement that gives any third party any right to occupy any portion of the Leased Real Property, and (iii) Liens that would not, individually or in the aggregate, impair or interfere with, in any material respect, the current use or occupancy of the Leased Real Property subject thereto, (b) all Real Property Leases are in full force and effect, and (c) neither the Company nor its Subsidiary that is party to such leases has received or given any written notice of any material default thereunder which default continues on the date of this Agreement. The tangible property material to the business or operations of the Company and its Subsidiary is, when taken as a whole, in good operating condition and repair in all material respects (normal wear and tear excepted and except for those items undergoing routine repair and maintenance).

3.12   Legal Compliance and Authorizations. (a) The Company and its Subsidiary have been and continue to be in compliance in all material respects with all applicable Laws (and their respective privacy and data security policies), including all Laws applicable to its business and operations.

(b)   The Company and its Subsidiary have obtained and currently possess all of the material Authorizations necessary under applicable Law to permit the Company and its Subsidiary to own, operate, use and maintain their assets in the manner in which they are now operated and maintained, a list of which is set forth on Schedule 3.12(b). Neither the Company nor its Subsidiary is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any Authorization to which it is a party in any material respect.

(c)   Prior to the date of this Agreement, the Company has delivered to or made available to Buyer all written reports, notices or correspondence relating to complaints regarding the Company or its Subsidiary and their respective business practices delivered by the Company and its Subsidiary to, or received by the Company and its Subsidiary from, any Governmental Authority or any Better Business Bureau, in each case, since September 1, 2009. Except alleged in such reports, notices and correspondence, since January 1, 2009, neither the Company nor its Subsidiary have received any written notice from any Governmental Authority regarding any, or been charged with any, actual, alleged, possible or potential material violation of, or material failure to comply with, any Law or Governmental Order applicable to the Company or its Subsidiary or by which any properties or assets owned or used by the Company or its Subsidiary are bound or affected.

3.13   Contracts; No Defaults. (a) Schedule 3.13(a) contains a listing of all Contracts described in clauses (i) through (xiii) below to which, as of the date of this Agreement, the Company or its Subsidiary is a party and has continuing obligations or rights (each such Contract listed or required to be listed, a "Material Contract"). True, correct and complete copies of the Contracts listed on Schedule 3.13(a), including all amendments, schedules, exhibits and other attachments thereto, have been delivered to or made available to Buyer or its agents or representatives.

(i)   Each Contract that the Company reasonably anticipates will involve aggregate payments or consideration furnished by or to the Company or its Subsidiary of more than $1,000,000 in any calendar year;

(ii)   Each Contract or group of related Contracts, which involve commitments to make capital expenditures or which provide for the purchase of assets, goods, materials, supplies, equipment or services by the Company or its Subsidiary from any one Person (or group of Affiliated Persons) under which the undelivered balance of such goods or services has a purchase price in excess of $250,000 in any consecutive 12-month period after the date hereof and which are not terminable without material penalty by the Company or its Subsidiary, as applicable, upon ninety 90 days' or less advance notice;

(iiii) Each Contract (A) that grants or purports to grant any Person any exclusive license, supply, distribution, purchase or other exclusive rights, (B) that grants or purports to grant any Person any "most favored nation" pricing terms or similar rights, (C) that presently limits (or will, with the passage of time, limit) in any respect the freedom of the Company or its Subsidiary to engage or compete in any business or to engage or compete in any business in any location or to otherwise compete with any Person, or (D) that prohibits or limits the ability of any Person to compete with the Company or its Subsidiary;

(iv)   Each Contract, in each case, that is a secured obligation relating to indebtedness for borrowed money by the Company or its Subsidiary of more than $50,000;

(v)   Each Contract relating to the disposition or acquisition by the Company or its Subsidiary of any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) (A) entered into on or after December 31, 2010 or (B) that contains material surviving obligations of the Company or its Subsidiary;

(vi)   Each Contract pursuant to which (A) any Intellectual Property is licensed to the Company or its Subsidiary other than (1) that requires payment by the Company and its Subsidiary of less than $50,000 (in the aggregate) in any calendar year, or (2) software license agreements for "off the shelf" commercial computer software that is (i) not incorporated into or distributed with any Company Product or (ii) that require payment by the Company and its Subsidiary of less than $50,000 (in the aggregate) in any calendar year; or (B) any Person has been granted any license under, or has otherwise received or acquired any right or interest in, any Company Intellectual Property other than (1) nonexclusive licenses which are granted to the Company's customers and/or their end users in the ordinary course of business on the Company's standard forms and (2) nonexclusive licenses that require payment to the Company and its Subsidiary of less than $50,000 (in the aggregate) in any calendar year. For purposes hereof, a written covenant not to sue or not to assert infringement claims shall be deemed to be equivalent to a license. For clarity, this Section 3.13(a)(vi) shall not apply to licenses involving Open Source Code, which are covered in Section 3.18(g));

(vii)   (A) Each Contract under which the Company or its Subsidiary leases (including as lessor), subleases (including as sub-lessor) or occupies Leased Real Property and (B) any other Contract pursuant to which the Company or its Subsidiary is a lessor or lessee of any personal property or holds or operates any material tangible personal property owned by another Person, except, in the case of both (A) and (B), for any such Contracts under which the aggregate annual payments to or from the Company and its Subsidiary is less than $50,000 in any calendar year;

(viii)   Each employment or independent contractor or consulting Contract (including confidentiality and non-competition Contracts) with a natural Person that involves total cash consideration of more than $100,000 in any calendar year, in each case, which may not be terminated at will or by giving notice of 30 days or less without cost or penalty;

(ix)   Each Affiliate Agreement;

(x)   Each Contract relating to the incurrence of indebtedness by the Company or its Subsidiary and each Contract under which the Company or its Subsidiary has made advances or loans to any other Person, other than employee loans in the ordinary course of business;

(xi)   Each joint venture Contract, partnership agreement or limited liability company agreement and each similar type of Contract (however named) involving a sharing of profits, losses, costs or liabilities with any other Person, other than those disclosed on Schedule 3.14(a);

(xii)   Each Contract for the acquisition or disposition of customer accounts or customer Contracts or similar assets of the Company with (i) material surviving rights or obligations of the Company or its Subsidiary or (ii) any put or call rights, purchase or sale options or similar rights in respect of any or all of the customer accounts or customer Contracts so acquired or disposed that may be exercisable following the date hereof; and

(xiii)   any other Contract used in the operation or conduct of the business of the Company and its Subsidiary entered into outside the ordinary course of business to which the Company or its Subsidiary is a party or by or to which the Company or its Subsidiary is bound or subject and that has an aggregate future liability to any Person in excess of $100,000.

(b)   All of the Material Contracts are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or its Subsidiary party thereto and, to the Knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, in accordance with their terms and subject, in each case, to the Bankruptcy Exception. The Company and its Subsidiary party to any Material Contracts have materially performed all obligations required to be performed by it pursuant to such Material Contracts and is not in violation or default under any Material Contract and, to the Knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a material default by the Company or its Subsidiary (as the case may be) under any of the Material Contracts. To the Knowledge of the Company, (A) no other party to any Material Contract is in breach of or default under any such Material Contract, nor has any other party exercised any termination rights with respect to any Material Contracts, and (B) there are no existing threats of default, breaches or violations of any Material Contract by any other party.

3.14   Employee Benefit Plans. (a) Schedule 3.14(a) contains a list of each material Employee Plan in effect on the date of this Agreement. The Company has made available to Buyer true and complete copies of, to the extent applicable with respect to each material Employee Plan, (i) such Employee Plan (including all amendments thereto) and any related trust agreement or other funding instrument, (ii) the most recent summary plan description for such Employee Plan, (iii) the most recent determination letter or opinion letter received from the Internal Revenue Service regarding each Employee Plan, and (iv) the most recent (A) Form 5500 annual report for each Employee Plan, (B) audited financial statements, and (C) actuarial valuation reports.

(b)   Neither the Company nor its Subsidiary or ERISA Affiliates maintains, contributes to, or has any current or potential liability, and has not within the preceding six years, maintained, contributed to or had any liability, whether contingent or otherwise, with respect to any Employee Plan (including, for such purpose, any "employee benefit plan," within the meaning of Section 3(3) of ERISA), that is, or has been, (i) a Pension Plan, (ii) a Multiemployer Plan, (iii) maintained by more than one employer within the meaning of Section 413(c) of the Code, (iv) subject to Sections 4063 or 4064 of ERISA, (v) providing retiree or post-employment welfare benefits, except as required to avoid an excise tax under Section 4980B of the Code or as otherwise may be required pursuant to applicable law or (vi) a "multiple employer welfare arrangement" as defined in Section 3(40) of ERISA. "ERISA Affiliate" means any corporation or other trade or business that is, or at any relevant time was, required to be treated as a single employer or under common control with the Company or its Subsidiary under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

(c)   Each Employee Plan which covers current or former employees of the Company or its Subsidiary that is intended to be qualified within the meaning of Section 401 of the Code has either (x) received a favorable determination or opinion letter from the Internal Revenue Service regarding its tax-qualification (and no event has occurred which, since the date of such letter, would reasonably be expected to result in the revocation of such determination letter) or (y) has applied, or will apply for such letter during the applicable remedial amendment period.

(d)   The Employee Plans have been maintained in all material respects in accordance with their terms and in material compliance with all applicable Laws, including ERISA and the Code. With respect to the Employee Plans, all material required contributions have been timely made or properly accrued on or before the Closing Date.

(e)   Neither the Company nor its Subsidiary has any liability with respect to any transaction in violation of Sections 404 or 406 of ERISA or any "prohibited transaction," as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code. Neither the Company nor its Subsidiary have knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Pension Plan of the Company or its Subsidiary. The Secretary of Labor has not assessed a civil penalty under Section 502(l) of ERISA that remains unpaid.

(f)   With respect to each Employee Plan: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; (ii) to the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims; and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other governmental agencies are pending, in progress or, to the Company's Knowledge, threatened.

(g)   No Employee Plan, as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in combination with any other event), could reasonably be expected to result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement under any Employee Plan, (ii) acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Employee Plans, or (iii) payments under any of the Employee Plans which would not be deductible because of Section 280G of the Code.

(h)   Each Employee Plan is either exempt from, or has been established, documented, maintained and operated in good faith compliance with, Section 409A of the Code and the applicable guidance issued thereunder.

3.15   Labor Relations and Employment. Neither the Company nor its Subsidiary (i) is a party to any collective bargaining agreement, and to the Knowledge of the Company there is no union organizing activity ongoing nor has there been in the previous three years, (ii) is subject to any organized labor dispute, strike or work stoppage, nor has there been any such activity in the previous three years, (iii) has recognized any labor organization as the collective representative of any of their employees, nor has any labor organization been so certified, (iv) is a party to any unfair labor practice charge or complaint presently pending and, to the Knowledge of the Company, none is threatened, (v) is a party to any action, complaint, charge, inquiry or proceeding by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of the Company's or its Subsidiary's employees is pending or, to the Knowledge of the Company, threatened which, if adversely decided, may reasonably, individually or in the aggregate, create a liability in excess of $75,000, and (vi) is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. The Company and its Subsidiary is in material compliance with all applicable Laws, agreements, contracts, policies, plans, and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, and the termination of employment, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, the proper classification of employees as exempt or non-exempt from overtime pay requirements, the provision of required meal and rest breaks, and the proper classification of individuals as contractors or employees.

       3.16   <u>Taxes</u>. (a) All material Tax Returns required to be filed by or with respect to the Company or its Subsidiary have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are true, correct and complete in all material respects.

       (b)   The Company and its Subsidiary have fully and timely paid all Taxes imposed on or with respect to it (whether or not shown to be due on the Tax Returns referred to in Section 3.16(a)), except for Taxes being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with GAAP.

       (c)   The unpaid Taxes of the Company and its Subsidiary (i) did not, as of the date of the most recent balance sheet provided in <u>Section 3.7</u>, materially exceed any reserve for Tax liability set forth on the face of the such balance sheet (rather than in any notes thereto) and (ii) do not, and will not as of the Closing Date, materially exceed that reserve as adjusted for the passage of time through the Closing Date.

       (d)   There are no Liens for Taxes upon any of the assets or properties of the Company or its Subsidiary, other than for current Taxes not yet due and payable or Permitted Liens.

       (e)   As of the date of this Agreement, no extension or waiver of a statute of limitations relating to Taxes is in effect with respect to the Company or its Subsidiary. No claim or nexus inquiry has been made by a Governmental Authority in a jurisdiction where the Company or its Subsidiary do not file Tax Returns that any of them are or may be subject to taxation by that jurisdiction.

       (f)   All material amounts of Tax required to be withheld by the Company and its Subsidiary have been or will be timely withheld and paid over to the appropriate Governmental Authority.

       (g)   The Company and its Subsidiary have collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate authorities, and have maintained all material records and supporting documents relating to such Taxes in the manner required by all applicable statutes and regulations.

(h)   No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or its Subsidiary (or, to the Knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn. As of the date of this Agreement, no audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any material Taxes due from or with respect to the Company or its Subsidiary.

(i)   All material transactions (determined both individually and with respect to a series of related transactions) between the Company or its Subsidiary have been entered into on an arm's-length basis for all Tax purposes, and the Tax treatment of each such transaction is consistent with the previous reporting of any such position to any Governmental Authority.

(j)   Neither the Company nor its Subsidiary (i) is or has ever been a member of an affiliated group of Companies filing a consolidated, joint or unitary Tax Return (other than the group to which they are currently members and the common parent of which is APX Parent Holdco, Inc.) or (ii) has any liability for the Taxes of any Person (other than the Company or its Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(k)   There are no Tax indemnification, allocation or sharing agreements (or similar agreements) under which the Company or its Subsidiary could be liable for the Tax liability of any Person that is neither the Company or its Subsidiary, other than any such agreements that are pursuant to customary commercial contracts not primarily related to Taxes.

(l)   As of the date of this Agreement, no power of attorney granted by or with respect to the Company or its Subsidiary relating to Taxes is currently in force.

(m)   No closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign law) has been entered into by or with respect to the Company or its Subsidiary.

(n)   Neither the Company nor its Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) election made under Section 108(i) of the Code, (v) the completed contract or long-term contract method of accounting or (vi) an intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code.

(o)   Neither the Company nor its Subsidiary has been either a "distributing corporation" or a "controlled corporation" in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(p)   Neither the Company nor its Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(q)   Neither the Company nor its Subsidiary has engaged in any transaction that could give rise to (i) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (iii) a disclosure obligation as a "reportable transaction" under Section 6011 of the Code and the regulations thereunder.

(r)   For purposes of this Section 3.16, all references to the Company or its Subsidiary shall be deemed to include any Person that merged with or was liquidated or converted into the Company or its Subsidiary, as applicable.

3.17   Insurance. Schedule 3.17 sets forth a true, complete and correct list of all insurance policies or programs of self-insurance that cover or are owned or held by each Company and its Subsidiaries and are in effect as of the date of this Agreement (collectively the "Insurance Policies"). The Insurance Policies (a) are in full force and effect except for any expiration thereof in accordance with the terms thereof, (b) provide insurance in such amounts and against such risks as is sufficient to comply with applicable law and to satisfy any requirements to purchase insurance assumed under any contract, and (c) provide adequate coverage of a type and nature customarily insured against by companies and subsidiaries in similar lines of business as each Company and its Subsidiaries. The applicable insured parties have complied in all material respects with the provisions of such Insurance Policies, and as of the date of this Agreement, all premiums due and payable have been paid, and there is no existing event which would constitute a material default under any Insurance Policy. In the three years prior to the date of Agreement, neither the Company nor its Subsidiary has received (i) any notice regarding the cancellation or invalidation of any of the existing Insurance Policies or regarding any actual or possible adjustment in the amount of the premiums or deductibles payable with respect to any such policies (except for adjustments in the ordinary course of business), or (ii) any notice regarding any refusal of coverage, or any rejection of any claim under, any such policies. There are no outstanding requirements by any insurer or regulatory authority for improvements that may give rise to a material capital expenditure after the Closing Date. As of the date of this Agreement, notice has been provided under any applicable or potentially applicable Insurance Policy for all known incidents that have occurred prior to the date of this Agreement and that could result in a claim by or on behalf of any Company or its Subsidiaries under any Insurance Policy from and after the date of this Agreement.

3.18   Intellectual Property. (a) Schedule 3.18(a)(i)(A) lists each patent, trademark, service mark, trade name, domain name and copyright owned by the Company or its Subsidiary as of the date of this Agreement, and applications for any of the foregoing, for which applications have been filed or registrations or patents have been obtained as of the date of this Agreement. Schedule 3.18(a)(i)(B) lists and identifies the owner of each patent, patent application, invention disclosure, and invention included in the Go!Control Intellectual Property (as defined in the Agreement on Intellectual Property Rights). No Intellectual Property that was at any time owned by the Company or its Subsidiary has, in the twelve (12) months prior to the Closing Date, been assigned or transferred to, or been made subject to any currently unexpired license, covenant not to sue or assert, or similar arrangement to or for the benefit of, any Person other than the Company and its Subsidiary (including to or for the benefit of Seller or any of its Affiliates other than the Company and its Subsidiary) and no such Intellectual Property has been made subject to any currently unexpired Contract or other binding obligation or commitment to make any such assignment, transfer, license, covenant, or similar arrangement , except (i) as set forth on or specifically excluded from Schedule 3.13(a)(vi)(B), (ii) pursuant to the License and Supply Agreement (including the Trademark License Terms included as an exhibit thereto) and the Agreement on Intellectual Property Rights and (iii) for nonexclusive licenses, granted by the Company or its Subsidiary to the Company's customers and/or their end users in the ordinary course of business on the Company's standard forms. Except as (x) set forth on Schedule 3.18 (a) or Schedule 3.13(a)(vi)(A) or (y) specifically excluded from Schedule 3.13(a)(vi)(A), there is no Intellectual Property that is not Company Intellectual Property that has been incorporated into or is embodied in any Company Product. The Company and its Subsidiary own all right, title and interest in and to the Company Intellectual Property, free and clear of all Liens, other than Permitted Liens. Each item of Company Intellectual Property for which an application has been filed is subsisting, and each item of Company Intellectual Property for which registrations or patents have been obtained is subsisting and, to the Knowledge of the Company, valid and enforceable. The Company or its Subsidiary owns, or has the valid right to use pursuant to license, sublicense, agreement or permission, all Intellectual Property that is reasonably necessary in connection with the operation of the business of the Company and its Subsidiary, as presently conducted, and the consummation of the Transactions will not adversely affect the Company's or its Subsidiary's rights to practice such Intellectual Property rights in any material respect.

(b)   Neither the conduct of the respective businesses of the Company and its Subsidiary, nor any of the Company Products, is interfering with, infringing upon, misappropriating or otherwise violating any Intellectual Property of any Person, and none of the foregoing have interfered with, infringed upon, misappropriated or otherwise violated any Intellectual Property of any Person in the last six years, and, except as set forth on Schedule 3.18(b) as of the date of this Agreement, neither the Company nor its Subsidiary has received from any Person any written notice, charge, complaint, claim or other written assertion of any present, impending or threatened infringement or violation by or misappropriation of, or other conflict with, any Intellectual Property of any Person that remains unresolved. To the Knowledge of the Company, no third party infringes, misappropriates or violates, nor has infringed, misappropriated or violated, any Intellectual Property rights owned or exclusively licensed by or to the Company or its Subsidiary in any material respect.

(c)   The Company and its Subsidiary have in place and have used reasonable measures to maintain the confidentiality of their respective Trade Secrets, and, to the Knowledge of the Company, no Trade Secrets held by the Company or its Subsidiary have been disclosed to a third Person except pursuant to a valid and appropriate non-disclosure agreement which, to the Knowledge of the Company, has not been breached.

(d)   The Company and its Subsidiary have obtained written agreements from all current or former employees, officers, consultants, contractors and directors of the Company or its Subsidiary who have created or developed any software, technology, or Intellectual Property for or on behalf of the Company (the "Developed Intellectual PropertyDeveloped Intellectual Property3.18(d)"), which assign all right, title and interest in and to the Developed Intellectual Property to the Company or its Subsidiary for any of same that does not initially vest with the Company or its Subsidiary by operation of law. No officer or employee of the Company or its Subsidiary is subject to any Contract with any other Person that requires such officer or employee to assign any interest in any Intellectual Property or keep confidential any trade secrets, proprietary data, customer lists or other business or technical information, in a manner that conflicts with such officer's or employee's obligations to the Company or its Subsidiary or that otherwise affects or covers any of the Company Intellectual Property.

(e)   The Company's and its Subsidiary's material IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiary in connection with their respective businesses, and have not materially malfunctioned or failed. To the Knowledge of the Company, such IT Assets do not contain any "time bombs," "Trojan horses," "back doors," "trap doors," "worms," viruses, bugs, faults or other devices or attributes that (i) enable or assist any Person to access without authorization such IT Assets or (ii) otherwise materially and adversely affect the functionality of such IT Assets. Except as set forth on Schedule 3.18(e), to the Knowledge of the Company, no Person has gained unauthorized access to such IT Assets. The Company and its Subsidiary have implemented reasonable identity management, backup, archive, security and disaster recovery technology and processes consistent with industry practices.

(f)   The Company and its Subsidiary have taken reasonable measures to ensure the confidentiality, privacy and security of employee, customer financial and other confidential information in their possession or control.

(g)   Except as stated in Schedule 3.18(g)(ii) no computer software distributed, licensed, or made available by the Company or its Subsidiary ("Company Software") contains, is derived from or based on Open Source Code in a manner that: (i) imposes a requirement or condition that any Company Software or part thereof: (A) be conveyed, distributed, or made available in source code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge or (ii) requires that the Company or its Subsidiary grant any right or license under any patents or other Intellectual Property.

3.19   Certain Environmental Matters. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and its Subsidiary have not released, stored, disposed of, or otherwise handled any Materials of Environmental Concern, and Materials of Environmental Concern are not otherwise present, at any Owned Real Property, any Leased Real Property, facility used for treatments or storage or disposal of Materials of Environmental Concern, or any other location for which Company or its Subsidiary may be liable; (ii) the Company and its Subsidiary have not assumed or retained, by contract or operation of Law, any obligations under any Environmental Laws or regarding any Materials of Environmental Concern; and (iii) no Owned Real Property, to the Knowledge of the Company, or Leased Real Property is subject to any Transaction-triggered Environmental Law (including but not limited to the New Jersey Industrial Site Recovery Act), requiring investigation, remediation or reporting of environmental conditions on such property; and (b) the Company has provided or made available to Buyer, to the extent in the Company's possession or control, all reports of site assessments, compliance audits, reviews, impact analyses, and other similar documents, and all correspondence with Governmental Authorities, in any case containing information regarding material or potentially material liabilities or obligations under Environmental Laws or regarding Materials of Environmental Concern, of or affecting the Company or its Subsidiary.

3.20   Transactions with Affiliates. Schedule 3.20 lists all Contracts (other than Employee Plans) between or among the Company and/or its Subsidiary, on the one hand, and its Affiliates, or any officer, director, stockholder, partner or member of the Company or any of its Subsidiaries or any of such person's immediate family or any of their respective Affiliates on the other hand (each an "Affiliate Agreement").

3.21   Product Liability; Recalls. To the Knowledge of the Company, there has been no accident, happening or event that is caused or allegedly caused by any hazard or defect in manufacture, design, materials or workmanship including any failure to warn or any breach of express or implied warranties or representations with respect to a product manufactured, shipped, sold or delivered by or on behalf of the Company or its Subsidiary, which results in serious injury or death to any person or material damage to or destruction of property or other material consequential damages. There has been no product recall or post-sale warning conducted by the Company or its Subsidiary with respect to any product manufactured, shipped, sold or delivered by or on behalf of the Company or its Subsidiary, which result in serious injury or death to any person or material damage to or destruction of property. Notwithstanding the foregoing, it shall not be considered a breach of this Section 3.21, and Buyer shall not be entitled to indemnification hereunder, to the extent that such accident, happening, event, product recall or post-sale warning is the result of any hazard or defect in the products or components provided to the Company by Buyer or its Subsidiaries.

3.22   Anti-Corruption. Neither the Company nor its Subsidiary or any of their respective directors, officers, agents, distributors, employees or any other Persons associated with, or acting on behalf of, the Company or its Subsidiary has violated or is in violation of (i) the anti bribery provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), (ii) the books and records provisions of the FCPA, as they relate to any payment in violation of the anti bribery provisions of the FCPA or (iii) any other anti-bribery or anti-corruption Laws applicable to the Company or its Subsidiary, in each case in any material respect.

3.23   Brokers' Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders' fee or other commission in connection with the Transactions based upon arrangements made by the Company.

3.24   No Additional Representation or Warranties. Except as provided in this Article III, neither Seller nor the Company nor any of their Affiliates, nor any of its respective directors, officers, Affiliates, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Buyer or its Affiliates in respect of any forecasts or projections of future business, results of operations or prospects. All such other representations and warranties are expressly disclaimed.

IV REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

4.1   Corporate Organization. Buyer has been duly organized and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the requisite power and authority to own or lease its properties and to conduct its business as it is now being conducted. Buyer is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Buyer to enter into this Agreement or timely consummate the Transactions.

4.2   Due Authorization. Buyer has the requisite power, authority and capacity to execute, deliver and perform this Agreement and each other agreement, instrument and document to be executed and delivered by Buyer pursuant hereto (collectively, the "Buyer Ancillary Agreements") and (subject to the approval described below) to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized and approved by the Board of Directors of Buyer, and no other corporate or comparable proceeding on the part of Buyer is necessary to authorize this Agreement. This Agreement has been, and each Buyer Ancillary Agreement will upon delivery be, duly and validly executed and delivered by Buyer and constitutes, or will upon such delivery constitute, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject in each case to the Bankruptcy Exception.

4.3   No Conflict. The execution and delivery of this Agreement and Buyer Ancillary Agreements by Buyer and the consummation of the transactions contemplated by this Agreement do not and will not conflict with, result in any violation of, or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Buyer under, or result in the revocation of, in each case, with or without notice or lapse of time, or both any provision of (a) the certificate of incorporation, bylaws or other organizational documents of Buyer or any Subsidiary of Buyer, (b) any Contract to which Buyer or any Subsidiary of Buyer is a party or by which Buyer or any Subsidiary of Buyer may be bound, or (c) any Law or Authorization applicable to Buyer or any of its properties or assets or any Governmental Order to which such Person's respective properties or assets are subject, except to the extent that the occurrence of the foregoing would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Buyer to enter into this Agreement or timely consummate the Transactions.

4.4   Litigation and Proceedings. There are no pending or, to the Knowledge of Buyer, threatened, Actions at law or in equity, or, to the Knowledge of Buyer, investigations, before or by any Governmental Authority against Buyer which, if determined adversely, would, individually or in the aggregate, reasonably be expected to materially impair the ability of Buyer to enter into this Agreement or timely consummate the Transactions.

4.5   Governmental Authorities; Consents. Assuming the accuracy of the representations and warranties of Seller contained in Section 3.5 hereof, no Authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Buyer with respect to Buyer's execution or delivery of this Agreement or any Buyer Ancillary Agreement or the consummation of the Transactions, except for applicable requirements of the HSR Act.

4.6   Financial Ability. (a) Buyer has, and will have at Closing, sufficient funds to pay the Purchase Price and consummate the transactions contemplated by this Agreement.

(b)   Buyer's obligations under this Agreement are not subject to any conditions regarding Buyer's, its Affiliates' or any other Person's ability to obtain financing for the consummation of the Transactions.

4.7   Brokers' Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders' fee or other commission for which Seller or the Company could have any liability prior to the Closing in connection with the Transactions based upon arrangements made by Buyer or any of its Affiliates.

4.8   No Outside Reliance. Buyer acknowledges that Buyer, together with its Affiliates and advisors, has made its own investigation of the Company and its Subsidiary and, without limiting Buyer's and right to rely on each of the express representations and warranties of Seller set forth herein, is not relying on any implied warranties or upon any representation or warranty whatsoever as to the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company and its Subsidiary as conducted after the Closing, as contained in any materials provided or made available by Seller, the Company or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

4.9   Acquisition of Interests for Investment. Buyer has such knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of its participation in the transactions contemplated by this Agreement. Buyer is acquiring the capital stock of the Company for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling capital stock of the Company. Buyer understands and agrees that capital stock of the Company may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, except pursuant to an exemption from such registration available under such Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

V. COVENANTS

5.1   Conduct of Business. (a) From the date of this Agreement through the Closing, the Company will, and will cause its Subsidiary to, except as otherwise expressly contemplated by this Agreement or as consented to by Buyer in writing (which consent may not be unreasonably conditioned, withheld, delayed or denied), (i) operate its business in the ordinary course consistent in all material respects with past practice and (ii) use its reasonable best efforts to preserve the present business operations, organization and goodwill of the Company and its Subsidiary and preserve present relationships with customers and vendors of the Company and its Subsidiary.

(b)   Without limiting the generality of the foregoing, except as expressly set forth on Schedule 5.1(b) or as consented to by Buyer in writing (which consent may not be unreasonably conditioned, withheld, delayed or denied as to Sections 5.1(b)(iv)-(vii), 5.1(b)(xii) and 5.1(b)(xviii) (insofar as applicable to Sections 5.1(b)(iv)-(vii) and 5.1(b)(xii))), from the date of this Agreement through the Closing, the Company will not, and the Company will cause its Subsidiary not to, except as otherwise expressly contemplated by this Agreement:

(i)   amend the certificate of incorporation, bylaws or other organizational documents of the Company or its Subsidiary, except as required by Law;

(ii)   split, combine or reclassify any of its capital stock or authorize the issuance of securities in lieu of or in substitution for shares of its capital stock or purchase, redeem or acquire any shares of its capital stock or otherwise effect a like change of its capitalization or adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

(iii)   issue, deliver or sell, pledge, dispose of or otherwise encumber any shares of capital stock or other securities of the Company or its Subsidiary or issue or grant any warrants, options or other rights to purchase or otherwise acquire shares of its capital stock, any securities convertible into shares of its capital stock or any other equity securities of the Company or its Subsidiary;

(iv)   sell, assign, transfer, convey, lease, license, abandon or allow to lapse or expire or otherwise dispose of any material assets or rights or properties, except in the ordinary course of business consistent with past practice;

(v)   except as (A) otherwise required by Law or (B) as otherwise required by an existing Employee Plan, (1) take any action with respect to the grant of any severance or termination pay which may become due and payable after the Closing Date to any current or former director or employee of any the Company or its Subsidiary (other than in the ordinary course or consistent with past practice), (2) increase the compensation, bonus or other benefits payable to any of the current or former directors or employees of any of the Company or its Subsidiary (other than in the ordinary course or to levels that are consistent with past practice), (3) accelerate the payment, right to payment, vesting or funding of any material compensation or benefits, other than as expressly required by this Agreement or as set forth on Schedule 3.14(g), (4) grant any equity or equity-based awards, (5) loan or advance any amount of money or property to any current or former director, employee or individual independent contractors (other than in the ordinary course of business (x) in connection with reimbursement of business expenses or (y) as necessary to perform services for the Company or any of its Subsidiaries), in the ongoing course of business, or (6) adopt, establish, enter into, terminate, enter into or materially amend any Employee Plan or any plan, agreement, program, policy or other arrangement that would be an Employee Plan if it were in effect as of the date of this Agreement (other than individual employment agreements or offer letters entered into with new directors, officers, or employees in the ordinary course and consistent with past practice);

(vi)   hire any management employee with an annual salary in excess of $100,000 or voluntarily terminate any management employee with an annual salary in excess of $100,000, except for cause; provided, however, that prior to the Closing, Seller shall cause the employment of Todd Santiago to be transferred from the Company to Vivint, Inc. or another of its Affiliates (other than the Company or its Subsidiary);

(vii)   acquire (whether by merger, consolidation, share exchange, business combination, recapitalization, asset or equity acquisition, customer contract purchase, division purchase or otherwise) any business, assets, rights, securities or other properties of any other Person, other than acquisitions of assets of another Person in the ordinary course of business;

(viii)   make any change in accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company, other than as required by GAAP or applicable Law;

(ix)   make or change any material Tax election, change an annual accounting period or material Tax accounting method, file any amended income or other material Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any material Tax claim or assessment relating to the Company or its Subsidiary, surrender any right to claim a refund of material amounts of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or its Subsidiary, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(x)   declare, set aside, establish a record date for, make or pay any non-cash dividend or other non-cash distribution in respect of the capital stock or other securities of the Company or its Subsidiary;

(xi)   enter into or modify any Affiliate Agreement or any other Contract that would be an Affiliate Agreement if it were in effect as of the date of this Agreement;

(xii)   except for Actions (A) with respect to which an insurer has the right to control the decision to settle or (B) as to which such settlement does not adversely affect the Company or its Subsidiary after the Closing, waive, release, compromise or settle any pending or threatened Action or other proceedings before a Governmental Authority that will (A) require any of the Company or its Subsidiary following the Closing to pay an amount in excess of $100,000 or (B) entail the incurrence of (1) any obligation or liability of any the Company or its Subsidiary in excess of such amount, including costs or revenue reductions, or (2) obligations that would impose any material restrictions on the business or operations of the Company or its Subsidiary;

(xiii)   (A) amend, supplement, waive, modify, terminate, assign, convey, encumber or otherwise transfer any Material Contract or (B) enter into any contract that would be a Material Contract if entered into prior to the date of this Agreement, in each case, other than with respect to any Material Contract that is an Employee Plan, or in the ordinary course of business; provided, however, that (x) the entry into or modification of (i) any contract with Flextronics, Telular or Uplink and (ii) the Honeywell Settlement Agreement or amendment thereof and (y) the amendment, modification or termination of (i) the Alarm.com Waiver and (ii) the Specified Executives Agreements, in each case shall not be deemed to be the ordinary course of business;

(xiv)   enter into, modify or terminate in any material respect any labor or collective bargaining agreement of any of the Company or its Subsidiary;

(xi)   make any loans, advances or capital contributions to or investments in any Person (other than the Company or its Subsidiary) in excess of $250,000 in the aggregate except in the ordinary course of business consistent with past practice;

(xvi)   enter into any commitment to make capital expenditures of the Company or its Subsidiary, except for commitments which are either consistent with the capital expenditures plan furnished to Buyer prior to the date of this Agreement or not in excess of $100,000 for any individual commitment and $250,000 for all commitments in the aggregate;

(xvii)   cancel or compromise any material debt or claim or waive or release any material right of the Company or its Subsidiary, except in the ordinary course of business, incur, amend or modify in any material respect the terms of, or refinance, any Indebtedness for borrowed money, guarantee of Indebtedness for borrowed money or debt securities of the Company or its Subsidiary, except (A) in connection with any refinancing of Indebtedness as it matures that does not include any new prepayment penalties, make-whole or similar terms or (B) any Indebtedness of the Company or its Subsidiary that is or will be paid off in full at or prior to the Closing; or

(xviii)   enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 5.1(b).

5.2   Access to Information. (a) Prior to the Closing, Buyer and its accountants, counsel and other representatives will be permitted to make, during normal business hours upon reasonable prior notice, such investigation of the properties, business and operations of the Company or its Subsidiary (including reasonable access to the personnel, counsel, accountants, consultants and representatives thereof) and such examination of the books and records of the Company or its Subsidiary as, in each case, it reasonably requests. Notwithstanding the foregoing, neither the Company nor its Subsidiary is under any obligation to disclose to Buyer any information the disclosure of which (i) is restricted by applicable Law or any obligations to any third party or (ii) is subject to attorney-client privilege. Buyer and its representatives will not have access to employment records of individual employees of the Company or its Subsidiary prior to the Closing except on such terms as may be agreed by the Company and Buyer in order to protect confidential information and ensure compliance with all applicable Laws and the Company's policies. Any investigation pursuant to this Section 5.2(a) will be conducted in such manner as not to unreasonably interfere with the conduct of the business of the Company or its Subsidiary, and no such investigation will affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(b)   Solely to the extent in Seller's possession prior to the Closing Date, Seller shall provide Buyer promptly following finalization thereof, as applicable (i) for each completed calendar month between the date hereof and the Closing, the unaudited consolidated monthly and/or quarterly balance sheets and statements of operations, cash flows and changes in equity of the Company and its Subsidiary and (ii) the auditor's report of the consolidated balance sheets and statements of operations, cash flows and changes in equity of the Company and its Subsidiary for the 12-month period ended December 31, 2012. Buyer acknowledges and agrees that such financial statements or auditor's report may not be finalized prior to Closing and the obligation of Buyer to consummate the transactions contemplated by this Agreement is not conditioned upon its receipt of any such financial statements or auditor's report.

(c)   Following the Closing, Buyer will, and will cause the Company to, give Seller and its representatives reasonable access during the Company's regular business hours upon reasonable advance notice and under reasonable circumstances to books, records and personnel of the Company in order to permit them to take any action contemplated to be taken by them hereunder or as otherwise may be necessary to exercise any of their rights or obligations hereunder, including in connection with any Actions under Article VIII.

5.3   Reasonable Efforts. Without limiting any covenant contained in this Article V, Buyer and Seller will, and will each cause their respective Subsidiaries to (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all Authorizations of any Governmental Authority required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material Authorizations of third parties that any of Buyer, Seller or their respective Affiliates are required to obtain in order to consummate the Transactions, and (c) take such other action as may reasonably be necessary or as another party hereto may reasonably request to satisfy the conditions of Article VI or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event will Seller, the Company or its Subsidiary be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any Authorizations required in order to consummate the transactions contemplated by this Agreement.

5.4   Antitrust Approvals. (a) Each of Buyer and Seller will (i) make or cause to be made all filings required of it or its Affiliates under the Antitrust Laws with respect to the Transactions as promptly as practicable and, in any event, within ten Business Days from the date of this Agreement, (ii) comply at the earliest practicable date with any request under the Antitrust Laws for additional information, documents or other materials received by it or its Affiliates from any Governmental Authority in respect of such filings or the Transactions, and (iii) reasonably cooperate with the other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under any Antitrust Law with respect to any such filing or the Transactions. Each of Buyer and Seller will use its reasonable best efforts to furnish to the other all information required for any application or other filing required to be made pursuant to any applicable Law in connection with the Transactions and promptly inform the other of any oral communication with, and, subject to applicable Law, provide copies of written communications with, any Governmental Authority regarding any such filings or the Transactions. No party hereto will independently participate in any scheduled meeting or teleconference with any Governmental Authority in respect of any such filing, investigation or other inquiry without giving the other party hereto, to the extent reasonably practicable, prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate in such meeting.

(b)   Without limiting the generality or effect of Section 5.2(a) or 5.3, each of Buyer and Seller will use its respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Transactions under any Antitrust Law and take such action as may be required to cause the expiration of the waiting periods under the Antitrust Laws with respect to the Transactions as promptly as possible after the execution of this Agreement; provided, however, in no event shall either Buyer or Seller seek early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Transactions (or any portion thereof) as in violation of any Antitrust Law, each of Buyer and Seller will cooperate and use its reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions unless Buyer and Seller mutually agree that litigation is not in their respective best interests. In connection with and without limiting the foregoing, Buyer and Seller will take promptly any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority, so as to enable the parties hereto to close the Transactions as promptly as possible, including, in the case of Buyer, agreeing to, and thereafter using its best efforts to cause to be implemented in accordance with their terms, such divestiture, hold-separate or other orders or remedies as any Governmental Authority may require to permit the Transactions to be consummated as promptly as possible and in any event prior to the Termination Date.

(c)   Buyer will be solely responsible for and pay all filing fees payable to Governmental Authorities under any Antitrust Law.

5.5   Indemnification and Insurance. (a) From and after the Closing Date, the Buyer will cause the Company and its Subsidiary to maintain in effect all rights of any individual who, on or prior to the Closing Date was a director or officer of the Company or its Subsidiary to indemnification and exculpation from liabilities for acts or omissions occurring on or prior to the Closing Date as provided in (i) the respective certificate of incorporation or similar organizational documents of the applicable Company or its applicable Subsidiary and (ii) any director and/or officer indemnification agreement set forth on Schedule 3.14 hereto, in each case to survive the Closing Date and continue in full force and effect in accordance with their terms.

(b)   The provisions of this Section 5.5 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each indemnified Person hereunder and its successors and representatives. The rights of the indemnified Persons under this Section 5.5 will be in addition to any rights such Persons may have under the organizational or indemnification documents of Buyer, the Company or its Subsidiary, by contract or by law.

(c)   The obligations under this Section 5.5 will not be terminated or modified by Buyer, the Company or its Subsidiary in a manner as to adversely affect any indemnified Person to whom this Section 5.5 applies without the consent of the affected indemnified Person. In the event that Buyer, the Company or its Subsidiary or any of their respective successors or assigns (i) consolidates with or merges into any other Persons or (ii) transfers 50% or more of its properties or assets to any Person, then and in each case, proper provision will be made so that the applicable successors and assigns or transferees assume the obligations set forth in this Section 5.5.

5.6   Employment Matters. (a) Until December 1, 2013, Buyer will cause the Company to continue to provide the active employees of the Company or its Subsidiary with salary, wages, bonus opportunities, commission opportunities, if applicable, and benefits (excluding in all cases, transaction bonuses and equity-based compensation and benefits), which in the aggregate are at least substantially equivalent to the salary, wages, bonus opportunities, commission opportunities, if applicable, and benefits (with respect to benefits, as provided under the Employee Plans as set forth on, and as otherwise described in, Schedule 3.14(a)) (excluding in all cases, transaction bonuses and equity-based compensation and benefits) provided prior to the Closing Date by the Company or its Subsidiary, taken as a whole. This Section 5.6 will not limit the obligation of the Company or its Subsidiary or any successor or assign to maintain any Employee Plan that, pursuant to an existing Contract, must be maintained for a period longer than one year. No provision of this Agreement will be construed as a guarantee of continued employment of any employee of the Company or its Subsidiary, and this Agreement will not be construed so as to prohibit the Company or its Subsidiary from having the right to terminate the employment of any employee of the Company or its Subsidiary.

(b)   Each employee and former employee of the Company or its Subsidiary will be credited with his or her years of service with the Company and its Subsidiary (and any predecessor entities thereof) before the Closing Date under any employee benefit plan of Buyer and its Subsidiaries providing benefits similar to those provided under an Employee Plan to the same extent as such employee or former employee was entitled, before the Closing Date, to credit for such service under such Employee Plan; provided, that the foregoing will not apply to the extent it would result in a duplication of benefits or with respect to benefit accruals under defined benefit pension plans. With respect to the applicable plan year in which Buyer ceases to maintain any particular Employee Plan, each employee will be given credit for amounts paid under such Employee Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Buyer or its Subsidiaries.

(c)   No provision of this Section 5.6 (i) creates any third-party beneficiary or other rights for any employee of the Company or its Subsidiary (including any beneficiary or dependent thereof), (ii) constitutes an employment agreement or an amendment to or adoption of any employee benefit plan of or by any member of Buyer, the Company or its Subsidiary, or (iii) will alter or limit the ability of Buyer, the Company or any of their respective Subsidiaries to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them in accordance with the terms of such plan, program agreement or arrangement and applicable Law.

(d)   Upon Buyer's written request, made at least five business days prior to the Closing Date, the Company shall terminate the 2GIG Technologies, Inc. 401(k) Plan no later than immediately prior to the Closing.

(e)   For a period of one year after the Closing Date, Seller shall make available to Buyer or the Company the services of Todd Santiago (so long as he continues to be employed by Vivint, Inc. or one of its Affiliates) as reasonably requested by Buyer or the Company to facilitate the transactions contemplated by this Agreement; provided that Buyer shall reimburse Todd Santiago and Seller for all out-of-pocket expenses incurred in connection with providing such services (it being understood, for avoidance of doubt, that Seller or its Affiliates shall not be entitled to reimbursement for any portion of Todd Santiago's compensation or benefits).

5.7   Public Announcements. The initial press release announcing this Agreement will be in substantially the form previously agreed to by representatives of the parties. Thereafter, no party will issue any press release or otherwise make any similar public announcement with respect to the Transactions, without the prior written consent of Buyer and Seller, except to the extent required by Law or Governmental Authority, in which case it will, if practicable in the circumstances, use its reasonable efforts to consult with the other party with respect to the timing and content thereof.

5.8   Termination of Certain Arrangements. Effective immediately prior to the Closing, Seller will take such action as is required to cause the Contracts set forth in Schedule 5.8 to be terminated in their entirety, and will deliver to Buyer evidence of such termination in form and substance reasonably satisfactory to Buyer.

5.9   Intercompany Balances. Seller shall take such action as is necessary prior to or concurrently with the Closing to cause all intercompany balances owed by the Company or its Subsidiary to Seller or any of its Affiliates (other than the Company and its Subsidiary) to be contributed to the capital of the Company.

5.10   No Shop. From the date of this Agreement through the Closing Date, Seller will not, and will direct the Company and its directors, officers, agents, employees and other representatives not to, directly or indirectly (a) discuss, negotiate, undertake, initiate, authorize, assist, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of the Company and its Subsidiary, taken as a whole, or any capital stock or other ownership interest in the Company or its Subsidiary, other than the Sale and the other transactions contemplated by this Agreement (an "Acquisition Transaction"), (b) facilitate or encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (c) furnish or cause to be furnished to any Person, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (d) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Promptly following the date hereof, Seller will exercise any contractual rights available to it to cause each Person (other than Buyer and its representatives) who received non-public or confidential information of the Company or its Subsidiary in connection with any possible Acquisition Transaction to cause such Persons to promptly return to Seller or the Company or destroy such information.

5.11   Non-Solicitation.

(a)   For a period of 2 years from and after the Closing Date, the Seller shall not, and shall cause its directors, officers, employees and Subsidiaries not to, directly or indirectly cause, solicit (other than any general solicitation not specifically directed at the Company or its Subsidiary), induce or encourage any employees of the Company or its Subsidiary to leave such employment or hire, employ or otherwise engage any such individual.

(b)   For a period of 2 years from and after the Closing Date, Buyer shall not, and shall cause its directors, officers, employees and Subsidiaries not to, directly or indirectly cause, solicit (other than any general solicitation not specifically directed at the Seller or its Subsidiaries), induce or encourage any employees of Seller or its Subsidiaries to leave such employment or hire, employ or otherwise engage any such individual.

5.12   Disclosure Schedule. In the preparation of Disclosure Schedules prior to the date hereof, Seller has included in the Disclosure Schedule items that may not be material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, will not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in any Disclosure Schedule delivered by Seller will qualify any representation and warranty herein to the extent that the relevance or applicability of the information disclosed with respect to the representation and warranty is reasonably apparent on its face, notwithstanding the absence of a reference or cross-reference to such representation and warranty on any such Disclosure Schedule or the absence of a reference or cross-reference to such Disclosure Schedule in such representation and warranty. Descriptions of terms or documents summarized in the Disclosure Schedule will be qualified in their entirety by the documents themselves; provided that such documents, including all amendments, exhibits, schedules and other attachments thereto, have been made available to Buyer prior to the date hereof.

5.13   Tax Matters.

(a)   From and after the Closing, each of Buyer and Seller shall provide the other party with such information and records and make such of its officers, directors, employees and agents available as may reasonably be requested by such other party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Company or its Subsidiary. Promptly following Seller's written request, Buyer shall cause the Company and its Subsidiary to prepare and provide to Seller a package of tax information materials requested by Seller, including schedules and work papers (the "Tax Package") required by Seller to enable it or its direct or indirect parent to prepare and file all Tax Returns required to be prepared and filed by it pursuant to Section 5.13(c)(i). The Tax Package shall be completed in accordance with past practice, including past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of the Company and its Subsidiary, and shall be delivered to Seller within 60 days after the Closing Date.

(b)   Transactions occurring or actions taken on the Closing Date but after the Closing outside the ordinary course of business and not contemplated by this Agreement by, or with respect to, the Company or its Subsidiary, shall be deemed subject to the "next day rule" of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) (and under any comparable or similar provision of state, local or foreign Tax Laws) and shall for purposes of this Agreement be treated (and consistently reported by the parties) as occurring in a taxable period commencing after the Closing Date.

(c)   Tax Returns.

(i)   Seller shall file or cause to be filed when due (A) all Tax Returns that are required to be filed by or with respect to the Company or its Subsidiary on or before the Closing Date (after taking into account applicable extensions) and (B) any consolidated, combined, unitary or aggregate Tax Return joined by the Company or its Subsidiary that are due after the Closing Date if such Tax Return includes Seller or any Affiliate of Seller which is not being acquired by Buyer pursuant to this Agreement. In each case, Seller shall remit any Taxes due in respect of such Tax Returns. Such Tax Returns shall be prepared in accordance with past practice unless otherwise required by applicable Law. Seller shall deliver any Tax Return described in Section 5.13(c)(i)(A), and the pro forma portion of any Tax Return described in Section 5.13(c)(i)(B) to the extent it pertains to the Company or its Subsidiary to Buyer at least 30 days before it is due, Buyer shall have the right to review and comment on such Tax Returns, and Seller shall not file such Tax Returns (or subject to Section 5.1(b)(ix), unless required by applicable Law, amend such Tax Returns to the extent that such amendment relates to the Company or its Subsidiary and would increase the Taxes of the Company or its Subsidiary for a taxable period (or portion thereof) beginning after the Closing Date) without the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed. In the event that Seller and Buyer are unable to resolve any objection with respect to such Tax Return at least 10 days prior to the due date for filing, such dispute shall be resolved pursuant to Section 5.13(f), which resolution shall be binding on the parties.

(ii)   Buyer shall file or cause to be filed when due all Tax Returns of the Company or its Subsidiary that are not described in Section 5.13(c)(i). With respect to all such Tax Returns that are required to be filed by or with respect to the Company or its Subsidiary for any taxable period beginning on or prior to the Closing Date, (A) such Tax Returns shall be prepared in accordance with past practice unless otherwise required by applicable Law, (B) Buyer shall deliver any such Tax Return to Seller at least 30 days before it is due, (C) Seller shall have the right to review and comment on such Tax Return, (D) such Tax Return shall not be filed without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed, and (E) in the event that Seller and Buyer are unable to resolve any objection with respect to such Tax Return at least 10 days prior to the due date for filing, such dispute shall be resolved pursuant to Section 5.13(f), which resolution shall be binding on the parties. Seller shall remit to Buyer the Taxes for which it is liable pursuant to Section 8.1(a)(iii) but which are payable with Tax Returns to be filed by Buyer pursuant to this Section 5.13(c)(ii) within 10 days prior to the due date for the filing of such Tax Returns.

(iii)   Unless required by applicable Law, Buyer shall not amend any Tax Returns with respect to the Company or its Subsidiary for any taxable period beginning on or prior to the Closing Date if Seller might be liable for additional Taxes on such amended Tax Return under Section 8.1(a)(iii) without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed.

(d)   Contest Provisions.

(i)   Each party shall promptly notify the other party in writing upon receipt of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments with respect to Taxes for which Seller may be required to indemnify Buyer pursuant to Section 8.1(a) (a "Tax Claim"); provided, that failure to comply with this provision shall not affect Buyer's right to indemnification hereunder unless such failure materially prejudices the rights of Seller.

(ii)   Seller shall have the right to represent the Company and its Subsidiary with respect to any Tax Claim; provided, that (A) Seller shall keep Buyer reasonably informed and consult in good faith with Buyer and its tax advisors with respect to any issue relating to such Tax Claims; (B) Seller shall provide Buyer with copies of all correspondence, notices and other written materials received from any Governmental Authority relating to such Tax Claim and shall otherwise keep Buyer and its tax advisors advised of significant developments and significant communications involving representatives of the Governmental Authority with respect thereto; (C) Seller shall provide Buyer with a copy of any written submission to a Governmental Authority prior to the submission thereof and shall give serious and good faith consideration to any comments or suggested revisions that Buyer or its tax advisors may have with respect thereto; and (D) there shall be no settlement of any such Tax Claim (and neither Seller nor any of its Affiliates shall consent to any such settlement) without the consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed.

(e)   <u>Termination of Tax Allocation Agreements</u>. Any tax sharing, tax indemnity or tax allocation agreement between the Company or its Subsidiary, on the one hand, and the Seller or any of its Affiliates, on the other hand, shall be terminated as of the Closing Date, and the Company and its Subsidiary shall not be obligated to make any payments pursuant to any such agreement thereafter.

(f)   <u>Disputes</u>. Any dispute as to any matter covered by this <u>Section 5.13</u> shall be resolved by the Accounting Firm, and any responsibility for Taxes pursuant to this Agreement shall be determined in accordance with the final determination of the Accounting Firm (whether or not the relevant Tax Return is amended in accordance with the last sentence of this <u>Section 5.13(f)</u>). The fees and expenses of the Accounting Firm shall be borne equally by Seller and Buyer. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner which the party responsible for preparing such Tax Return deems correct, without prejudice to the rights of the parties to pursue such dispute and each party shall use its reasonable efforts to amend the Tax Return in accordance with the final determination of the Accounting Firm.

5.14   <u>Release of Liens</u>. On or prior to the Closing Date, Seller shall deliver to Buyer customary release letters (the "<u>Release Letters</u>" Release Letters5.14) that as of the Closing, the Company and its Subsidiary shall be released from any obligations under (i) the Credit Agreement, dated as of November 16, 2012, among APX Group Holdings, Inc., the Seller, the Company and the other guarantors party thereto, Bank of America, N.A. as Administrative Agent and the other lenders and parties thereto, (ii) the Indenture, dated as of November 16, 2012, among the Seller, the Company and the other guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent or the Seller's 6.375% Senior Secured Notes due 2019 issued pursuant there to or (iii) the Indenture, dated as of November 16, 2012, among the Seller, the Company and the other guarantors party thereto and Wilmington Trust, National Association, as trustee or the Seller's 8.75% Senior Notes due 2020 issued pursuant thereto (collectively "<u>Parent Indebtedness</u>"), including the release of any Liens on the assets or capital stock of the Company and its Subsidiary relating to such Parent Indebtedness.

5.15   <u>Company Transaction Expenses</u>. Seller shall pay and discharge all Company Transaction Expenses at or prior to the Closing.

VI. CONDITIONS

6.1   <u>Conditions to Obligations of Buyer and Seller and the Company</u>. The obligations of Buyer, on the one hand and Seller and the Company, on the other hand, to consummate, or cause to be consummated, the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions, any one or more of which may (to the extent permitted by Law) be waived in writing by Buyer and Seller:

(a)   all waiting periods under the HSR Act applicable to the Sale shall have expired or been terminated; and

(b)   there shall not be in force any Governmental Order or other Law enjoining, preventing or prohibiting the consummation the Sale.

6.2   Conditions to Obligations of Buyer. The obligations of Buyer to consummate, or cause to be consummated, the Sale are subject to the satisfaction of the following additional conditions, any one or more of which may (to the extent permitted by Law) be waived in writing by Buyer:

(a)   (i) the representations and warranties of Seller contained in (i) the last sentence of Section 3.6(a) and the second sentence of Section 3.6(c) (*Capitalization; Title to Shares*) of this Agreement shall be true and correct in all respects at and as of the Closing Date, (ii) the representations and warranties of Seller contained in Section 3.1 (*Corporate Organization*), Section 3.2 (*Subsidiaries*), Section 3.3 (*Due Authorization*), the portions of Section 3.6 (*Capitalization; Title to Shares*) not described in clause (i) above, and Section 3.21 (*Brokers' Fees*) (collectively, and together with all of Section 3.6, the "Fundamental Representations") of this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made on such date (except to the extent any representations and warranties speak as to another date, which representations and warranties shall be so true and correct at and as of such other date) and (iii) each of the other representations and warranties of Seller contained in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to "materiality", "Material Adverse Effect" and words of similar import set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made on such date (except to the extent any representations and warranties speak as to another date, which representations and warranties shall be so true and correct at and as of such other date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiary, taken together as a whole;

(b)   Seller shall have, in all material respects, performed or complied with each of the covenants required to be performed or complied with by it under this Agreement prior to the Closing;

(c)   a Material Adverse Effect on the Company shall not have occurred since the date hereof that is continuing as of the Closing Date; and

(d)   Buyer shall have received from Seller each of the following:

(i)   a certificate signed by an officer of Seller, dated the Closing Date, certifying that each of the conditions specified in Sections 6.2(a) and 6.2(b) is satisfied;

(ii)   a valid certificate from Seller in the form set forth on Schedule 6.2(d)(ii), duly executed and acknowledged, providing for the elimination of withholding under Section 1445 of the Code;

(iii)   the Release Agreement, dated the Closing Date, in the form attached hereto as Schedule A (the "Release Agreement"), duly executed by Seller, which agreement shall become effective as of the Closing;

(iv)   the Exclusive Supply and Manufacturing Services Agreement, dated the Closing Date, in the form attached hereto as Schedule B (the "Supply Agreement"), duly executed by Seller, which agreement shall become effective as of the Closing;

(v)   the Agreement on Intellectual Property Rights, dated the Closing Date, in the form attached hereto as <u>Schedule C</u> (the "<u>IP Agreement</u>"), duly executed by Seller, which agreement shall become effective as of the Closing; and

(vi)   certificates evidencing the Shares and the capital stock of the Company's Subsidiary accompanied by a duly executed stock power for the Shares.

6.3   <u>Conditions to the Obligations of Seller and the Company</u>. The obligations of Seller and the Company to consummate the transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Seller:

(a)   the representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to "materiality," "material adverse effect" and words of similar import set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made on such date (except to the extent any representations and warranties speak as to another date, which representations and warranties shall be so true and correct at and as of such other date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement;

(b)   Buyer shall have, in all material respects, performed or complied with each of the covenants required to be performed or complied with by it under this Agreement prior to the Closing; and

(c)   Seller shall have received from Buyer each of the following:

(i)   a certificate signed by an officer of Buyer, dated the Closing Date, certifying that each of the conditions specified in <u>Sections 6.3(a)</u> and <u>6.3(b)</u> is satisfied;

(ii)   the Release Agreement, duly executed by Buyer, which agreement shall become effective as of the Closing;

(iii)   the Supply Agreement, duly executed by Buyer, which agreement shall become effective as of the Closing; and

(iv)   the IP Agreement, duly executed by Buyer, which agreement shall become effective as of the Closing.

VII. TERMINATION/EFFECTIVENESS

7.1   <u>Termination</u>. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing as follows:

(a)   by mutual written consent of Buyer and Seller;

(b)   by either Seller, on the one hand, or Buyer, on the other hand, if the Closing has not occurred on or before June 14, 2013 (the "<u>Termination Date</u>"); <u>provided</u>, <u>however</u>, that the right to terminate this Agreement pursuant to this Section 7.1(b) will not be available to any party whose breach of any provision of this Agreement has caused, or resulted in, the failure of the Transactions to be consummated on or before such date;

(c)   by either Seller, on the one hand, or Buyer, on the other hand, if the consummation of the Transactions (or any portion thereof) is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Governmental Order of a Governmental Authority of competent jurisdiction; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) will not be available to any party whose breach of any provision of this Agreement has caused, or resulted in, the issuance of such non-appealable Governmental Order; or

(d)   by Buyer, on the one hand, or Seller, on the other hand, if there is any material breach of any representation, warranty or covenant on the part of Seller, on the one hand, or Buyer, on the other hand, set forth in this Agreement, such that the conditions specified in Section 6.2(a) or 6.2(b) (in the case of a termination by Buyer) or Section 6.3(a) or 6.3(b) (in the case of a termination by Seller) would not be satisfied at the Closing and, in either such case, such breach cannot be cured by the Termination Date, or if capable of being cured, is not cured within 30 days after written notice of such breach is given by the applicable party (or, if earlier, the Termination Date); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to any party who is then in material breach of any of its representations, warranties or covenants under this Agreement.

7.2   Effect of Termination. In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement will forthwith become void and have no effect, and no party hereto, or any of their respective Subsidiaries or Affiliates or any of the officers or directors of any of the foregoing, will have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that the Confidentiality Agreement will survive any termination of this Agreement in accordance with its terms, and this Section 7.2 and Article X will each survive any termination of this Agreement; provided, however, that no such termination shall relieve any party hereto from any liability or damages incurred or suffered by the other party, to the extent such liabilities or damages were the willful and material breach by such party of any of its covenants or other obligations set forth in this Agreement. For purposes of this Agreement, "willful and material breach" shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

VIII. INDEMNIFICATION

8.1   Indemnification by Seller. (a) On the terms and subject to the conditions of this Article VIII, Seller will defend, indemnify and hold harmless Buyer and its Affiliates (including, after the Closing Date, the Company and its Subsidiary), officers, directors, managers, stockholders, employees and assigns (collectively, the "Buyer Indemnitees") from and against, and pay or reimburse Buyer Indemnitees for, any and all damages, losses, liabilities and reasonable out-of-pocket costs and expenses, including reasonable expert witness fees and reasonable attorneys' fees (collectively, "LossesLosses8.1(a)"), of Buyer Indemnitees in connection with, resulting from or arising out of:

(i)   any breach or inaccuracy of a representation or warranty of Seller contained in this Agreement (A) on and as of the Closing Date with the same effect as though made on and as of the Closing Date (other than any such representation or warranty that speaks of a specific date or time other than the Closing Date) or (B) on and as of the date or time when made, in the case of any representation or warranty that speaks as of a specific date or time other than the Closing Date;

(ii)   any breach by Seller of any covenant contained in this Agreement or of any Post-Closing Covenant of Seller; or

(iii)   any Seller Taxes of the Company, except to the extent included in the calculation of Net Working Capital or the liability for such Seller Taxes is reduced by reason of a utilization of a net operating loss of the Company which is in existence as of the Closing Date, and reduced by the amount of all cash refunds of Seller Taxes of the Company actually received by the Company after the Closing Date and all overpayments in respect of Seller Taxes of the Company actually reducing cash Taxes payable of the Company after the Closing Date (other than any refunds, overpayments or reductions of Seller Taxes (x) arising from the carryback of losses, credits or other Tax attributes from a taxable period (or portion thereof) beginning after the Closing Date or (y) reflected as an asset in the calculation of Net Working Capital).

(iv)   any claim arising out of or resulting from the facts described in Item 1 of Schedule 3.18(b)(1) (such item, the "Wireless Mesh License Request") related solely to products shipped by the Company or its Subsidiary prior to Closing (the "Pre-Closing Products"), including any royalties or license fees payable to MPEG LA, SIPCO, LLC and IntusIQ (formerly known as IPCO, LLC) (collectively, "SIPCO") in connection with such products, provided that any amounts payable pursuant to this Section 8.1(a)(iv) shall not exceed, for each unit of Pre-Closing Product, the lowest per-unit royalty, license fee or other payment payable by Buyer and its Affiliates to SIPCO for products shipped after the Closing.

Notwithstanding the foregoing, Seller will not be required to indemnify Buyer Indemnitees (A) with respect to any individual matter or series of related matters described in Section 8.1(a)(i) (other than Fundamental Representations and the representations and warranties in Section 3.16 (*Taxes*)) unless the aggregate amount of Losses with respect thereto exceeds $25,000 or (B) with respect to matters described in Section 8.1(a)(i) (other than Fundamental Representations and the representations and warranties in Section 3.16 (*Taxes*)) unless, and then only to the extent that, the aggregate amount of all Losses (not including Losses that are excluded under clause (A) above) thereunder exceeds $500,000. Notwithstanding anything to the contrary set forth herein, in no event shall Seller's aggregate liability for all Losses under this Agreement taken as a whole exceed $13,000,000 (the "Cap") (other than any claims for indemnification for any Consolidated Return Tax Liability).

(b)   Each of the representations and warranties of Seller contained herein will survive the Closing until the Survival Date (other than the representations and warranties of Seller contained in Section 3.16 (*Taxes*), which will survive the Closing until the Tax Survival Date). The covenants in Section 5.1, 5.8, 5.9, 5.14 and 5.15 will survive the Closing until the Survival Date and the covenants contained in Section 5.13 will survive the Closing until the Tax Survival Date. Any covenant or agreement contained in this

Agreement that, by its terms, provides for performance following the Closing ("Post-Closing Covenants") will survive and continue in full force and effect until such covenant is performed or observed in accordance with its terms. All other covenants contained in this Agreement will not survive the Closing. Notwithstanding any other provision hereof, in no event will any Buyer Indemnitee be entitled to make any claim for indemnification under this Agreement after the Survival Date or the Tax Survival Date, as applicable; provided that nothing herein will limit specific performance remedies with respect to the Post-Closing Covenants.

8.2   Indemnification Procedures. (a) Notice and Opportunity to Defend Claims. If an event occurs that a Person entitled to indemnification with respect thereto under this Agreement (the "Indemnified Party") asserts is an indemnifiable event pursuant to Section 8.1, the Indemnified Party seeking indemnification will notify the Buyer or Seller, as applicable (in such case, the "Indemnifying Party") promptly, but no later than 30 days, after such Indemnified Party receives written notice, in the case of a third-party claim, or otherwise becomes aware, in the case of a direct claim, of any such claim, event or matter as to which indemnity may be sought; provided, however, that the failure of the Indemnified Party to give notice as provided in this Section 8.2(a) will not relieve any Indemnifying Party of its obligations under Section 8.1, except to the extent that such failure materially prejudices the rights of any such Indemnifying Party. Any notice of a claim, event or matter as to which indemnity may be sought will include a reasonably detailed description of such claim, event or matter, the basis of the claim for indemnification, copies of material documentation reasonably accessible to or in the possession of the Indemnified Party that the Indemnified Party believes supports such claim for indemnification and a good faith estimate, to the extent practicable, of the amount of Losses incurred or which reasonably could be expected to be incurred by the Indemnified Party in connection with such claim.

(b)   Third-Party Claims. In the case of any claim asserted by a third party against an Indemnified Party (other than any Tax Claim, which shall be governed by Section 5.13(d) in lieu of the entirety of this Section 8.2(b)), the Indemnified Party will give written notice to the Indemnifying Party of the third-party claim in accordance with Section 8.2(a), and the Indemnified Party will permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume (upon acknowledging that the applicable Indemnified Party is entitled to indemnification with respect to such claim, subject to the limitations set forth in this Article VIII) the defense of any third-party claim or any litigation with a third party resulting therefrom; provided, however, that (i) counsel for the Indemnifying Party who conducts the defense of such claim or litigation will be subject to the approval of the Indemnified Party (which approval will not be unreasonably withheld, conditioned or delayed) and (ii) the Indemnified Party may participate in such defense at such Indemnified Party's expense. Except with the prior consent of the Indemnified Party, no Indemnifying Party, in the defense of any such claim or litigation, will consent to entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting the Indemnified Party or any of its Affiliates, (ii) involves aggregate monetary payments in excess of the Cap or (iii) that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party and its Affiliates of a general release from all liability with respect to such claim or litigation. If the Indemnifying Party does not assume the defense of any matter as above provided, the Indemnified Party will have the right to defend such matter and to settle such matter; provided, however, that the Indemnified Party may not settle such claim without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed). In any event, the Indemnifying Party and the Indemnified Party will reasonably cooperate in the defense of any third-party claim or litigation subject to this Article VIII and will each provide the other reasonable access to its records in order to facilitate the defense and settlement of such matter. Buyer and Seller shall cooperate in good faith pursuant to a mutually agreed joint defense agreement in the defense of any action involving the Wireless Mesh License Request. For the avoidance of doubt, Seller's right to assume the defense of the Wireless Mesh License Request pursuant to this Section 8.2(b) shall be limited to the portion of such claim for which Seller has an indemnification obligation hereunder, and nothing in this Agreement shall in any way limit the right of Buyer and its Subsidiaries to assume and control the defense of any portion of the Wireless Mesh License Request for which Seller does not have any indemnification obligation hereunder.

8.3   Exclusive Remedy. Following the Closing, the indemnification provided for in this Article VIII will be the sole and exclusive remedy available to any Buyer Indemnitee against another party for any claims under or based upon this Agreement or the Transactions except for actual fraud. Without limiting the foregoing, in no event will Buyer or any other Buyer Indemnitee be entitled to offset any amounts owed to it pursuant to this Article VIII against any amounts owed by Buyer, any Buyer Indemnitee, the Company or any of their respective Affiliates to Seller or its Affiliates pursuant to any Contract.

8.4   Additional Limitations and Qualifications on Indemnification; Subrogation. (a) No Indemnified Party will be entitled to indemnification pursuant to this Article VIII for (i) any punitive damages or (ii) any lost profits or consequential, special or indirect damages, except, in the case of (ii), to the extent such lost profits or damages are (x) not based on any special circumstances of the Indemnified Party and (y) the natural, probable and reasonably foreseeable result of the event that gave rise thereto or the matter for which indemnification is sought hereunder; provided, however, that if an Indemnified Person is held liable to a third party based on any final Governmental Order for any such damages and the applicable Indemnifying Party is obligated to indemnify such Indemnified Person for the matter that gave rise to such damages, then such Indemnifying Party will be liable for, and obligated to reimburse such Indemnified Party for, such damages.

(b)   Each of the Buyer Indemnitees will use its reasonable best efforts to mitigate all Losses (other than Losses with respect to Taxes) for which such Indemnified Parties are entitled or may be entitled to indemnification hereunder.

(c)   Notwithstanding anything in this Agreement to the contrary, no Buyer Indemnitee will be indemnified for any Loss to the extent that such Loss was reflected in the calculation of Net Working Capital or Indebtedness, as finally determined pursuant to Section 2.3.

(d)   Any indemnifiable Loss hereunder will be calculated net of any insurance recoveries or recoveries from third parties pursuant to indemnification or otherwise, in each case actually received by the Indemnified Party, net of any costs of recovering such amount. If the Indemnifying Party makes any payment on any claim pursuant to Section 8.1, the Indemnifying Party will be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such claim. The parties hereto will execute, upon request, all instruments reasonably necessary to evidence and perfect the above described subrogation rights.

(e)   Any indemnifiable Loss hereunder will be calculated net of any Tax savings realized by the Indemnified Party or any of its Affiliates in the form of a cash refund or reduction in cash Taxes payable in the year in which the indemnity payment is to be made or in a prior year and arising in connection with the accrual, incurrence of payment of any such Loss.

8.5   <u>Treatment of Indemnity Payments</u>. Any payment made pursuant to this <u>Article VIII</u> will be treated as an adjustment to the Purchase Price, as the case may be, for all Tax purposes, to the extent permitted by applicable Law.

IX. DEFINITIONS AND INTERPRETATION

9.1   <u>Defined Terms</u>. (a) As used herein, the following terms have the following meanings:

"<u>Action</u>" means any claim, action, suit, audit, assessment, arbitration or proceeding by or before any Governmental Authority.

"<u>Affiliate</u>" means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. For purposes hereof, "control" (including, with correlative meaning, the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"<u>Alarm.com Waiver</u>" means the Second Amendment to the Development and License Agreement, dated as of the date hereof, by and among Alarm.com Incorporated, 2GIG Technologies, Inc. and Vivint, Inc.

"<u>Antitrust Laws</u>" means the HSR Act, the Clayton Antitrust Act of 1914 and any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or creating significant impediments to, or lessening of, competition or creating or strengthening a dominant position through merger or acquisition.

"<u>Authorizations</u>" means permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders, in each case, issued or granted by a Governmental Authority or other Person.

"<u>Business Day</u>" means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

"<u>Code</u>" means the Internal Revenue Code of 1986.

"<u>Company Intellectual Property</u>" means all Intellectual Property in which the Company or its Subsidiary has (or purports to have) an ownership interest or a license, or that is otherwise used or held for use in the business of the Company or its Subsidiary.

"<u>Company Product</u>" means any product or service developed, manufactured, marketed, distributed, provided, leased, licensed or sold, directly or indirectly, by or on behalf of the Company or its Subsidiary; or (ii) currently under development by or for the Company or its

Subsidiary.

"Company Transaction Expenses" means the aggregate amount of all out-of-pocket fees and expenses, incurred by or on behalf of the Company or its Subsidiary (at or prior to the Closing) in connection with the process of selling the Company or otherwise relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby, including (A) any fees or expenses associated with obtaining the release and termination of any Liens; (B) all brokers' or finders' fees; (C) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, and auditors and experts, (D) all sale, transaction, or similar bonuses or payments to current or former directors, officers, employees and consultants payable solely as a result of and contingent upon the consummation of the transactions contemplated hereby without any further action by the Company or its Subsidiary plus the employer paid portion of any employment Taxes attributable to any such payments, and (E) all severance, notice, or other termination payments to current or former directors, officers, employees or consultants which, solely as a result of and contingent upon the consummation of the transactions contemplated hereby, become payable upon voluntary resignation by such director, officer, employee, or consultant plus the employer paid portion of any employment Taxes attributable to any such payments. For avoidance of doubt, the Transaction and Retention Bonus payable pursuant to the agreement set forth on Schedule 3.14(g) shall be deemed a "Company Transaction Expense." Notwithstanding anything to the contrary in the foregoing, "Company Transaction Expenses" shall not include (x) any fees or expenses incurred by or on behalf of the Buyer or any of its Subsidiaries (other than the Company and its Subsidiary), regardless of whether any such fees or expenses may be paid by the Company or its Subsidiary or (y) other than any such severance, notice, or other termination pay described in clause (E) above, any obligations for severance, notice or other termination pay which has not been paid prior to Closing and which will be payable following the Closing by the Company or its Subsidiary or other amounts payable as a result of a termination of employment.

"Consolidated Return Tax Liability" means any Taxes described in clause (y) of the definition of "Seller Taxes" to the extent that such Seller Taxes relate to the Seller or any of its Affiliates (other than the Company or its Subsidiary); provided, however, that any such Seller Taxes of the Company or its Subsidiary shall not be excluded to the extent that the inclusion or recognition of the income or gain to which such Seller Taxes relate by the Company or its Subsidiary would give rise to Tax savings or a deduction realized by the Seller or any of its Affiliates (other than the Company or its Subsidiary) in the form of a cash refund or reduction in cash Taxes payable in the year in which such Seller Taxes are assessed or in a prior year as a result of filing a consolidated, combined, unitary or aggregate Tax Return with the Company or its Subsidiary.

"Contracts" means any written contracts, agreements, subcontracts, leases and purchase orders.

"Disclosure Schedule" means the series of schedules delivered by Seller corresponding to certain Sections herein containing the information required to be disclosed pursuant to, and certain exceptions to, the representations, warranties and covenants in such Articles and Sections.

"Employee Plans" means, with respect to the Company and its Subsidiary, (i) any employment, consulting, severance or other similar Contract, arrangement or policy, (ii) each "employee benefit plan" (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (iii) each other plan, arrangement, program, agreement or commitment providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, pension benefits, life, health, disability or accident benefits (including any "voluntary employees' beneficiary association" as defined in Section 501(c)(9) of the Code providing for the same or other benefits) or for deferred compensation, profit-sharing bonuses, stock options, stock appreciation rights, stock purchase, phantom stock or other stock, or other forms of incentive compensation or post-retirement insurance, bonus, change in control, retention, compensation or benefits, in each case, for any current or former employee, director, or other individual service provider, which is entered into, maintained, sponsored, contributed to or required to be contributed to, as the case may be, by the Company or its Subsidiary or under which the Company or its Subsidiary may incur any liability.

"Environmental Law" means any Law concerning the protection of the environment or of human health as affected by harmful or deleterious substances.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"Flextronics" means Flextronics International, Ltd. and its Affiliates.

"GAAP" means United States generally accepted accounting principles, consistently applied.

"Governmental Authority" means any federal, regional, state, local, foreign, multi-national government, governmental authority, regulatory or administrative or enforcement agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

"Governmental Order" means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

"Honeywell Settlement Agreement" means that certain Confidential Settlement and License Agreement dated April 1, 2011, by and among, the Company, Honeywell International Inc. and Scott Simon.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

"Indebtedness" means, for any Person, without duplication, (i) the principal of and accrued interest or premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; and (iii) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction. For the avoidance of doubt, "Indebtedness" (a) shall not include any amount included in the calculation of Net Working Capital and (b) with respect to the Company and its Subsidiary, shall not include any guarantee by the Company or its Subsidiary of any obligations under the Parent Indebtedness.

"Intellectual Property" means any and all worldwide intellectual property, including any (i) patents and patent applications, (ii) registered and unregistered trademarks, service marks, trade names, business names, corporate names, logos, trade dress or other indicia of source or origin and pending trademark and service mark registration applications, together with all goodwill associated with or symbolized by the foregoing, (iii) registered and unregistered copyrights, and applications for registration of copyright, (iv) internet domain names, (v) trade secrets, know-how, inventions and other proprietary rights, and (vi) rights in computer software, code and related assets.

"IT Assets" means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, network equipment, data communication lines and all other computerized or information technology equipment.

"Knowledge" of (i) the Company means the actual knowledge of Todd Santiago, Scott Simon, Lance Dean, Christopher Miller, Jeremy Warren, Jason Raimer and Alex Dunn and of (i) the Buyer means the actual knowledge of its executive officers.

"Law" means any statute, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

"Leased Real Property" means, as of the date of this Agreement, all real property leased by a Company or any of its Subsidiaries, the lease of which provides for annual rental payments in excess of $100,000.

"Lien" means any mortgage, deed of trust, pledge, hypothecation, encumbrance or security interest.

"Material Adverse Effect" " means, with respect to the Company, any change, effect, event, occurrence, circumstance, state of facts of development that, individually or in the aggregate, is or is reasonably likely to have (a) a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a "Material Adverse Effect": (i) any change after the date hereof in applicable Laws or GAAP or any interpretation thereof; (ii) any change in interest rates or economic, political, business or financial market conditions generally; (iii) any change generally affecting any of the industries in which such Company or its Subsidiaries operates or the economy as a whole; (iv) the announcement or the execution of this Agreement, the pendency or consummation of the transactions or the performance of this Agreement (provided that the exception in this clause (iv) will not apply to that portion of any representation or warranty contained in this Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the execution, delivery, announcement, performance, pendency or consummation of this Agreement); (v) any natural disaster or acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions; (vi) any failure of such Person or Persons to meet any projections or forecasts (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or (vii) any breach or failure by Linear LLC or any of its affiliates to perform under that certain Amended and Restated Security Product Manufacturing and Supply Agreement by and between Linear LLC and the Company dated as of December 4, 2012 (the "Linear Supply Agreement) (other than a failure to perform that results from Linear LLC's termination of the Linear Supply Agreement pursuant to Section 10.2 of the Linear Supply Agreement), except in the case of the foregoing clauses (i), (ii), (iii) and (v) to the extent such changes have a disproportionate adverse impact on the Company or its Subsidiaries in any material respect as compared to other participants in the industry in which they operate, or (b) a material adverse effect on the ability of the Seller to consummate the transactions.

"Materials of Environmental Concern" means any and all substances or materials regulated, prohibited or limited as hazardous or acutely hazardous or toxic or as pollutants or contaminants (or words of similar meaning) by or pursuant to any Environmental Law, including petroleum, petroleum products, pesticides, dioxin, infectious material, polychlorinated biphenyls, urea formaldehyde foam insulation, toxic mold, asbestos and asbestos containing materials, and any other substance the presence of or exposure to which could result in liability under any applicable Environmental Law.

"Multiemployer Plan" means any "multiemployer plan" as defined in Section 4001(a)(3) of ERISA.

"Net Working Capital" means, for any Person, (i) the amount of such Person's accounts receivable, inventories, cash and cash equivalents, net prepaid expenses and other current assets (but excluding any income Tax assets), minus (ii) the amount of such Person's accounts payable, accrued expenses and other current liabilities (but excluding (a) the current portion of Indebtedness, (b) any income Tax liabilities, (c) any Company Transaction Expenses, (d) any liability or expenses (or reserves) with respect to the SIPCO matter described in Section 8.1(a)(iv) or the matters described on Schedule 3.8) and (e) any liability or expenses (or reserves) with respect to any matter that is subject to the Release Agreement), in each case determined in accordance with GAAP, as applied in a manner consistent with the accounting practices of such Company used to prepare its audited financial statements as of and for the 12 month period ended December 31, 2011.

"Open Source Code" means any computer software that is distributed under "open source" or "free software" terms, including any computer software distributed under the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms.

"Owned Real Property" means all real property owned by a Company or any of its Subsidiaries.

"Pension Plan" means any "employee pension benefit plan" as defined in Section 3(2) of ERISA (other than a Multiemployer Plan).

"Permitted Liens" means (i) mechanics, materialmen's and similar Liens incurred in the ordinary course of business with respect to any amounts not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate Actions, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate Actions and for which adequate reserves have been established on the Financial Statements in accordance with GAAP, (iii) liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that are not material and (A) are matters of record or (B) would be revealed by a survey or physical inspection of such real property and (iv) Liens described on Schedule 9.1(a)(i); provided, that none of items (i) through (iii), individually or in the aggregate, materially interferes with or impairs the present and continued use and operation of the asset to which they relate.

"Person" means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

"Professional Advisors" means Simpson Thacher & Bartlett LLP and Durham Jones & Pinegar.

"Seller Taxes" means (x) Taxes of the Company and its Subsidiary (and any predecessors) for all taxable periods and portions thereof ending on or before the Closing Date (excluding any Taxes attributable to actions not in the ordinary course of business and not contemplated by this Agreement taken on the Closing Date after the Closing), (y) any liability (as a result of Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law) for Taxes of any Person (other than the Company and its Subsidiary) which is or has ever been affiliated with the Company or its Subsidiary or with whom the Company or its Subsidiary otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary or aggregate Tax Return, prior to the Closing Date, and (z) any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) with respect to taxable periods (or portions thereof) ending on or prior to the Closing Date to which the Company or its Subsidiary was obligated, or was a party, on or prior to the Closing Date. In the case of any taxable period that begins on or before and ends after the Closing Date, the amount of Taxes allocable to the portion of such period ending on the Closing Date shall be deemed to be: (i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in such period ending on and including the Closing Date and the denominator of which is the number of calendar days in such entire period; and (ii) in the case of Taxes not described in (i) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date; provided that the amount of Taxes allocable to the portion of such period ending on the Closing Date shall be calculated by allocating to such period any items set forth on Schedule 9.1(a)(ii).

"Specified Executive" means an executive identified on Schedule 9.1(a).

"Subsidiary" means, with respect to a Person, a corporation or other entity of which 50% or more of the voting power of the equity interests is owned, directly or indirectly, by such Person.

"Survival Date" means the date that is 30 days after the completion of the audit of the Company's consolidated financial statements for the year ended December 31, 2013, but in no event later than June 30, 2014.

"Target Working Capital" means $8,200,000.

"Tax Returns" means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

"Tax Survival Date" means (i) with respect to any Consolidated Return Tax Liability, the date that is 30 days after the expiration of the applicable statute of limitation with respect to such Taxes or (ii) otherwise, the date that is two years after the Closing Date.

"Taxes" means (i) all federal, state, local, foreign and other taxes (including withholding taxes), customs, duties, imposts and other similar governmental charges of any kind or nature whatsoever, together with any interest and any penalties, additions or additional amounts with respect thereto, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, joint and several liability for being a member of an affiliated, consolidated, combined, unitary or other group for any period, or otherwise by operation of law, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other Person, other than any such agreements that are pursuant to customary commercial contracts not primarily related to Taxes.

"Telular" means Telular Inc., a Delaware corporation, and its Affiliates.

"Transactions" means the transactions contemplated by this Agreement.

"Uplink" means Uplink Security, LLC, a Georgia limited liability company, and its Affiliates.

The following terms have the meaning specified in the indicated Sections:

Term	Section
Accounting Firm	2.3(c)
Acquisition Transaction	5.10
Affiliate Agreement	3.20
Agreement	Preamble
Audited Financial Statements	3.7
Bankruptcy Exception	3.3
Buyer	Preamble
Buyer Ancillary Agreements	4.2
Buyer Indemnitees	8.1(a)
Cap	8.1(a)
Closing	1.2
Closing Date	1.2
Company	Recitals
Company Software	3.18(g)
Confidentiality Agreement	10.8
Developed Intellectual Property	3.18(d)
ERISA Affiliate	3.14(b)
Estimated Closing Statement	2.1
Estimated Indebtedness	2.1
Estimated Net Working Capital	2.1
Estimated Purchase Price	2.2
FCPA	3.22

Final Indebtedness	2.3(d)
Final Net Working Capital	2.3(d)
Financial Statements	3.7
Fundamental Representations	6.2(a)
Indemnified Party	8.2(a)
Indemnifying Party	8.2(a)
Insurance Policies	3.17
IP Agreement	6.2(d)(v)
Liabilities	3.8
Linear Supply Agreement	9.1(a)
Losses	8.1(a)
Material Contract	3.13(a)
Parent Indebtedness	5.14
Post-Closing Covenants	8.1(b)
Pre-Closing Products	8.1(a)(iv)
Proposed Final Closing Statement	2.3(a)
Proposed Final Indebtedness	2.3(a)
Proposed Final Net Working Capital	2.3(a)
Purchase Price	2.3(d)
Release Agreement	6.2(d)(iii)
Release Letters	5.14
Sale	1.1
Seller	Preamble
Seller Ancillary Agreements	3.3
Shares	Recitals
SIPCO	8.1(a)(iv)
Specified Executive Agreements	Recitals
Specified Items	2.3(c)
Supply Agreement	6.2(d)(iv)
Tax Claim	5.13(d)(i)
Tax Package	5.13(a)
Termination Date	7.1(b)
Unaudited Financial Statements	3.7
Wireless Mesh License Request	8.1(a)(iv)

9.1   Construction. Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms "hereof," "herein," "hereby," "hereto" and derivative or similar words refer to this entire Agreement, (d) when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement, (e) the word "including," "include" or "includes" means "including, without limitation," and (f) the word "or" will be disjunctive but not exclusive. The word "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends, and such phrase will not mean simply "if." The term "made available" and words of similar import means, with respect to Seller or the Company, that the relevant documents, instruments or materials were posted and made available to Buyer on the due diligence data site created for the process giving rise to this Agreement, or furnished in writing by a representative of Seller or the Company to a representative of Buyer. References to agreements and other documents will be deemed to include all subsequent amendments and other modifications thereto. References to statutes will include all regulations promulgated thereunder, and references to statutes or regulations will be construed to include all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction will be applied against any party. Whenever this Agreement refers to a number of days, such number will refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein will have the meanings given to them under GAAP. All terms defined in this Agreement will have the defined terms when used in certificates or other documents made or delivered pursuant hereto unless otherwise defined therein.

X. MISCELLANEOUS

10.1   <u>Waiver</u>. Any party hereto may by action taken by its Board of Directors (if applicable), or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement in writing executed by Buyer and Seller in the same manner as this Agreement.

10.2   <u>Notices</u>. All notices and other communications among the parties will be in writing and will be deemed to have been duly given (a) when delivered in person, (b) five days after posting in the United States mail having been sent registered or certified mail return receipt requested, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by fax or email and promptly confirmed by delivery in person or by post or overnight courier as aforesaid in each case, with postage prepaid, addressed as follows:

(a)   If to Buyer, or, after the Closing, the Company to:

c/o Nortek Inc.
50 Kennedy Road
Providence, Rhode Island 02903
Attention: Kevin W. Donnelly
Fax: (401) 278-2621
Email: Kevin.donnelly@nortekinc.com

With a copy to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Frederick S. Green
Fax: 212.310.8007
Email: frederick.green@weil.com

If to Seller or, prior to the Closing, the Company, to:
c/o APX Group, Inc.
4931 North 300 West
Provo, UT 84604
Attention: Todd Pedersen
         Alex Dunn
Fax: 212.755.7306

Email: tpedersen@vivint.com
Email: adunn@vivint.com

and

c/o 2GIG Technologies, Inc.
2961 West Maple Loop Drive
Suite 300
Lehi, Utah 84043
Attention: Todd Santiago
Fax: 801.221.9164
Email: TSantiago@2gig.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention: Peter Martelli
Fax: 212.455.2502
Email: pmartelli@stblaw.com

and

Durham Jones & Pinegar
111 East Broadway, Suite 900
Salt Lake City, UT 84111
Attention: N. Todd Leishman
Fax: 801-415-3500
Email: tleishman@djplaw.com

or to such other address or addresses as the parties may from time to time designate in writing.

10.3   Assignment. No party hereto may assign this Agreement or any part hereof without the prior written consent of the other parties. Any assignment in violation of this Section 10.3 will be void and of no effect. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

10.4   Rights of Third Parties. Except for the rights of the Seller Professional Advisors pursuant to Section 10.13, the Indemnified Parties pursuant to Article VIII, the other indemnified Persons pursuant to Section 5.5, nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement. No party may assert any claim against any officer, director, direct or indirect stockholder, partner or member of another party under this Agreement or in connection with the Transactions.

10.5   Expenses. Each party hereto will bear its own expenses incurred in connection with this Agreement and the transactions contemplated herein whether or not such transactions are consummated, including all fees of its legal counsel, financial advisers and accountants.

10.6   Governing Law. This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, applicable to agreements executed and performed entirely within such state, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

10.7   Captions; Counterparts. The captions in this Agreement are for convenience only and will not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

10.8   Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and the letter agreement, dated June 4, 2012, by and between Buyer, and on behalf of the Company, Citigroup Global Markets Inc. (the "Confidentiality Agreement") constitute the entire agreement among the parties hereto relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties or any of their respective Subsidiaries relating to the Transactions. The parties negotiated this Agreement with the assistance of professional advisors and intend that the Agreement encompass the entire relationship among them. As such, the parties hereby confirm that there are no, and hereby expressly waive and disclaim, extra-contractual rights or obligations among them, including arising under theories of implied duties of good faith or fair dealing, actual or constructive fraud or other theories.

10.9   Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by Buyer and Seller in the same manner as this Agreement and which makes reference to this Agreement.

10.10   Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under applicable Law, they will take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, will amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

10.11   Jurisdiction; WAIVER OF JURY TRIAL. (a) Except as otherwise expressly set forth herein, all Actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The parties hereby (a) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any Action (other than as otherwise expressly set forth herein) arising out of or relating to this Agreement brought by any party and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such Action is brought in an inconvenient forum, that the venue of such Action is improper or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Each of the parties agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 10.2 or such other manner as may be permitted by Law will be valid and sufficient service of process. Each of the parties hereto agrees that a final and non-appealable judgment in Action so brought will be conclusive and may be enforced by suit on the judgment in any jurisdiction within or outside the United States or in any other manner provided in Law or in equity.

(b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.11(b).

10.12 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the provisions contained in this Agreement were not performed (including failing to take such actions as are required hereunder to consummate this Agreement) in accordance with their specified terms or were otherwise breached. It is therefore acknowledged and agreed that the parties will be entitled to specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law pursuant to the terms of this Agreement). The parties agree that they will not oppose the granting of specific performance on the basis that other parties have an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. In the event a party seeks specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such party, as applicable, will not be required to provide any bond or other security in connection with any such Governmental Order. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. Notwithstanding the foregoing, in no event shall Buyer be obligated to both specifically perform its obligations to consummate the Transactions and to pay monetary damages for any failure to consummate the Transactions pursuant to the terms of this Agreement.

10.13 <u>Seller Professional Advisors</u>. Each party hereto hereby acknowledges, on its own behalf and on behalf of its Affiliates, that each of the Seller Professional Advisors may advise and represent Seller, the Company and their Affiliates in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions, and that, following consummation of the transactions, each of the Seller Professional Advisors may advise and represent Seller or its Affiliates, if such Persons so request, in connection with any Action or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement, and each party hereby consents thereto and waives any conflict of interest arising therefrom, and each party and their respective Boards of Directors (or committees thereof) will cause any Affiliate thereof to consent to and waive any conflict of interest arising from any such representation. Buyer, for itself, and the Company and for their respective successors and assigns, irrevocably acknowledges and agrees that all communications between the Company, Seller and the Seller Professional Advisors that are legal counsel that were made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of the Company and Seller and their legal counsel and would not be subject to disclosure to Buyer or the Company in connection with any process relating to a dispute arising under or in connection with this Agreement or otherwise, will continue after the Closing to be privileged communications between such Persons and such legal counsel, and none of Buyer, the Company or any Person acting or purporting to act on behalf of or through Buyer or the Company will seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to Buyer or the Company.

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IN WITNESS WHEREOF the parties hereto have hereunto caused this Agreement to be duly executed as of as the date first written above.

NORTEK, INC.

By: /s/Edward J. Cooney
Name: Edward J. Cooney
Title: Senior Vice President and Treasurer

APX GROUP, INC.

By: /s/ Alex Dunn
Name: Alex Dunn
Title: President